SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2005

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

                          (A free translation of the original in Portuguese)

                          Cia Paranaense de Energia - COPEL
                          Report of Independent Accountants
                          on Limited Reviews of
                          Quarterly Information (ITR)
                          March 31, 2005

(A free translation of the original in Portuguese)

Report of Independent Accountants on
Limited Reviews of Quarterly Information

To the Board of Directors and Stockholders
Cia Paranaense de Energia - COPEL

1
We have carried out limited reviews of the Quarterly Information (ITR) of Companhia Paranaense de Energia - COPEL (parent company and consolidated) for the quarters ended March 31, 2005 and 2004. This information is the responsibility of the Company’s management.

2
Our reviews were carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company’s financial position and operations.

3
Based on our limited reviews, we are not aware of any material modifications that should be made to the quarterly information referred to above in order that such information be stated in accordance with the accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Securities Commission (CVM) regulations.

4
As mentioned in Note 38 to the Quarterly Information, the Company is challenging the calculations made by the Wholesale Energy Market (MAE), which take into consideration the decisions of the National Agency of Electric Energy (ANEEL) contained in ANEEL Decision 288/02 and ANEEL Resolution 395/02, because the Company believes that these regulations introduced changes in market regulations prevailing at the time when the transactions occurred. The amount involved is approximately R$ 560,000 thousand, which was not recorded by the Company, based on the opinion of its internal and external legal cousel who, respectively, believe that the chances of a favorable outcome for the Company are probable and possible.

5
The Quarterly Information (ITR) also includes accounting information for the quarter ended December 31, 2004. We audited such information at the time it was prepared, in connection with the audit of the financial statements as of and for the year then ended, on which we issued an unqualified opinion dated March 24, 2005, with an emphasis paragraph on the issue described in paragraph 4 above.

Curitiba, May 16, 2005

PricewaterhouseCoopers	Valdir Renato Coscodai
Auditores Independentes	Contador
CRC 2SP000160/O-5 "F" PR	CRC 1SP165875/O-5 "S" PR

(A free translation of the original in Portuguese)	Unaudited
FEDERAL GOVERNMENT SERVICE	Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)	March 31, 2005
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 – IDENTIFICATION

1 - CVM CODE 01431-1	2 - COMPANY NAME Cia Paranaense de Energia - COPEL	3 - Federal Corporate Taxpayers' Registration Number (CNPJ) 76.483.817/0001-20
4 - State Registration Number – NIRE 41300036535

01.02 – HEAD OFFICE

1 – ADDRESS Rua Coronel Dulcidio, 800		2 – SUBURB OR DISTRICT Batel
3 – POSTAL CODE 80420-170		4 – MUNICIPALITY Curitiba		5 – STATE PR
6 – AREA CODE 41	7 – TELEPHONE 3322-3535	8 – TELEPHONE	9 – TELEPHONE	10 – TELEX
11 – AREA CODE 41	12 – FAX 3224-4312	13 – FAX	14 – FAX
15 – E-MAIL copel@copel.com

01.03 – INVESTOR RELATIONS OFFICER (Company Mail Address)

1 – NAME Rubens Ghilardi
2 – ADDRESS Rua Coronel Dulcídio, 800		3 – SUBURB OR DISTRICT Batel
4 – POSTAL CODE 80420-170		5 – MUNICIPALITY Curitiba		6 – STATE PR
7 – AREA CODE 41	8 – TELEPHONE 3322-3535	9 – TELEPHONE 3310-5110	10 – TELEPHONE	11 – TELEX
12 – AREA CODE 41	13 – FAX 3331-3136	14 – FAX -	15 – FAX
16 – E-MAIL rubens.ghilardi@copel.com

01.04 –GENERAL INFORMATION/INDEPENDENT ACCOUNTANTS

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1-BEGINNING	2-END	3-QUARTER	4-BEGINNING	5-END	6-QUARTER	7-BEGINNING	8-END
1/1/2005	12/31/2005	1	1/1/2005	3/31/2005	4	9/1/2004	12/31/2004
9 – INDEPENDENT ACCOUNTANT PricewaterhouseCoopers Auditores Independentes				10 - CVM CODE 00287-9
11 - PARTNER RESPONSIBLE Valdir Renato Coscodai				12 - INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE 031.065.768-71

01.05 – CAPITAL COMPOSITION

Number of shares (Units)	1 - Current Quarter 3/31/2005	2 - Prior quarter 12/31/2004	3 - Same quarter in prior year 03/31/2004
Paid-up capital
COMMON	145,031,080,782	145,031,080,782	145,031,080,782
PREFERRED	128,624,295,488	128,624,295,488	126,624,295,488
TOTAL	273,655,376,270	273,655,376,270	273,655,376,270
Treasury stock
COMMON	0	0	0
PREFERRED	0	0	0
TOTAL	0	0	0

01.06 – CHARACTERISTICS OF THE COMPANY

1 – TYPE OF COMPANY Commercial, industrial and other
2 – SITUATION Operating
3 – NATURE OF OWNERSHIP Government-owned holding
4 –ACTIVITY CODE 112 – Electric energy
5 – MAIN ACTIVITY Generation, transmission, sale and distribution of energy
6 – TYPE OF CONSOLIDATION Partial
7 – TYPE OF REPORT OF THE INDEPENDENT ACCOUNTANT Without exception

01.07 – COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM 01	2 – CNPJ 04.557.307/0001-49	3 – NAME Elejor Centrais Elétr. Do Rio Jordão S.A.

01.08 – DISTRIBUTIONS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 – EVENT	3 - DATE OF APPROVAL	4 – DISTRIBUTION TYPE	5 – START OF PAYMENT	6 - TYPE OF SHARE	7 – DISTRIBUTION PER SHARE

01.09 – SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 – ITEM	2 – DATE OF ALTERATION	3 – CAPITAL (IN THOUSANDS OF REAIS)	4 – AMOUNT OF THE ALTERATION (IN THOUSANDS OF REAIS)	5 – NATURE OF ALTERATION	7 – NUMBER OF SHARES ISSUED (THOUSAND)	8 – SHARE PRICE ON ISSUE DATE (IN REAIS)

01.10 – INVESTOR RELATIONS OFFICER

1 – DATE	2 – SIGNATURE
5/16/2005

02.01- Balance Sheet - Assets (in thousands of reais)

Code	Description	3/31/2005	12/31/2004
1	Total assets	6,786,815	6,747,240
1.01	Current assets	334,605	320,171
1.01.01	Cash and cash equivalents	109,118	3,281
1.01.02	Receivables	225,487	316,890
1.01.02.03	Dividends receivable	195,145	302,018
1.01.02.04	Services in progress	1,143	1,060
1.01.02.06	Taxes and social contributions recoverable	24,718	9,212
1.01.02.09	Other receivables	4,481	4,600
1.01.03	Inventories	0	0
1.01.04	Other	0	0
1.02	Long-term receivables	1,296,548	1,364,904
1.02.01	Sundry	217,912	217,018
1.02.01.03	Taxes and social contributions	134,027	133,654
1.02.01.04	Judicial deposits	83,885	83,364
1.02.01.06	Other receivables	0	0
1.02.02	Related parties	1,078,636	1,147,886
1.02.02.01	Associated companies	33,989	33,476
1.02.02.02	Subsidiaries	1,044,647	1,114,410
1.02.02.03	Other related parties	0	0
1.02.03	Other	0	0
1.03	Permanent assets	5,155,662	5,062,165
1.03.01	Investments	5,155,662	5,062,165
1.03.01.01	In associated companies	0	0
1.03.01.02	In subsidiaries	5,150,999	5,057,503
1.03.01.03	Other investments	4,663	4,662
1.03.02	Property, plant and equipment	0	0
1.03.03	Deferred charges	0	0

02.02 - Balance Sheet - Liabilities and Stockholders' Equity (in thousands of reais)

Code	Description	3/31/2005	12/31/2004
2	Total liabilities	6,786,815	6,747,240
2.01	Current liabilities	630,433	777,467
2.01.01	Loans and financing	432,396	418,735
2.01.02	Debentures	6,727	156,620
2.01.03	Suppliers	394	440
2.01.04	Taxes and social contributions	104,396	115,257
2.01.05	Dividends payable	86,457	86,306
2.01.06	Provisions	50	81
2.01.07	Payables to related parties	0	0
2.01.08	Other	13	28
2.01.08.01	Post-employment benefits	1	16
2.01.08.02	Other accounts payable	12	12
2.02	Long-term liabilities	941,658	833,456
2.02.01	Loans and financing	136,536	135,932
2.02.02	Debentures	564,848	457,407
2.02.03	Provisions	240,638	240,117
2.02.04	Payables to related parties	0	0
2.02.05	Other	0	0
2.03	Deferred income	0	0
2.05	Stockholders’ equity	5,214,724	5,136,317
2.05.01	Paid-up capital	3,480,000	3,480,000
2.05.02	Capital reserves	817,293	817,293
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiaries/associated companies	0	0
2.05.04	Revenue reserves	839,024	839,024
2.05.04.01	Legal	184,702	184,702
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized revenues	0	0
2.05.04.05	Retained profits	654,322	654,322
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Other revenue reserves	0	0
2.05.05	Retained earnings	78,407	0

03.01 - Statement of Income (in thousands of reais)

Code	Description	1/1/2005 to 3/31/2005	1/1/2005 to 3/31/2005	1/1/2004 to 3/31/2004	1/1/2004 to 3/31/2004
3.01	Gross sales and/or service revenues	0	0	0	0
3.02	Deductions	0	0	0	0
3.03	Net sales and/or service revenues	0	0	0	0
3.04	Cost of sales and/or services	(2,589)	(2,589)	(2,217)	(2,217)
3.04.01	Personnel	(903)	(903)	(902)	(902)
3.04.02	Pension fund and health care plan	(11)	(11)	(17)	(17)
3.04.03	Materials	(2)	(2)	(25)	(25)
3.04.04	Third-party services	(825)	(825)	(864)	(864)
3.04.10	Other operating expenses	(848)	(848)	(409)	(409)
3.05	Gross profit (loss)	(2,589)	(2,589)	(2,217)	(2,217)
3.06	Operating income/expenses	80,623	80,623	88,203	88,203
3.06.01	Selling	0	0	0	0
3.06.02	General and administrative	0	0	0	0
3.06.03	Financial	(830)	(830)	(8,175)	(8,175)
3.06.03.01	Financial income	1,172	1,172	1,207	1,207
3.06.03.02	Financial expenses	(2,002)	(2,002)	(9,382)	(9,382)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity in the earnings of subsidiary and associated companies	81,453	81,453	96,378	96,378
3.06.06.01	Equity in earnings	81,452	81,452	96,337	96,337
3.06.06.02	Investments in other companies	1	1	41	41
3.07	Operating profit	78,034	78,034	85,986	85,986
3.08	Non-operating results	0	0	(26)	(26)
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	(26)	(26)

03.01 - Statement of Income (in thousands of reais)

Code	Description	1/1/2005 to 3/31/2005	1/1/2005 to 3/31/2005	1/1/2004 to 3/31/2004	1/1/2004 to 3/31/2004
3.09	Profit before taxation	78,034	78,034	85,960	85,960
3.10	Provision for income tax and social contribution on net income	0	0	0	0
3.10.01	Income tax	0	0	0	0
3.10.02	Social contribution on net income	0	0	0	0
3.11	Deferred income tax	373	373	3,751	3,751
3.11.01	Income tax	166	166	2,758	2,758
3.11.02	Social contribution on net income	207	207	993	993
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on equity	0	0	0	0
3.15	Net income for the period	78,407	78,407	89,711	89,711
	NUMBER OF SHARES, EXCEPT TREASURY (Units)	273,665,376,270	273,665,376,270	273,665,376,270	273,665,376,270
	NET INCOME PER SHARE	0.00029	0.00029	0.00033	0.00033
	LOSS PER SHARE

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

1 Operations

Companhia Paranaense de Energia - Copel (Copel, Company or Parent Company) is a publicly-held corporation, with both private and public stockholders, controlled by the Government of the State of Paraná, Brazil, with shares traded in stock exchanges in Brazil, the United States of America and Spain. The Company is engaged, through its subsidiaries, in the research, study, planning, building, and exploitation of production, transformation, transportation, distribution, and sale of energy, in any of its forms, in particular electric energy. These activities are regulated by the National Agency of Electric Energy (ANEEL), which reports to the Ministry of Mines and Energy. Additionally, COPEL is authorized to be a member, together with private companies, of consortiums or companies with the objective of engaging in operations in the energy, telecommunications and natural gas areas.

The subsidiaries of COPEL and their main activities are as follows:

Copel Geração S.A. – a wholly-owned subsidiary which exploits energy generation services; the company has 18 power plants in operation, 17 hydroelectric and one thermoelectric power plants with a combined installed capacity of 4,549.6 MW.

Copel Transmissão S.A. – a wholly-owned subsidiary which exploits electric energy transportation and transformation services, in addition to operating part of the national interconnected power system located in the Southern Region of Brazil, for the National Electric System Operator (NOS). This company has 125 substations, operating at voltages equal to or higher than 69 kV, and 6,996.3 km of transmission lines.

Copel Distribuição S.A. – a wholly-owned subsidiary which exploits the distribution and sale of any type of energy, especially electric energy, fuel and energy raw materials. It distributes electric energy in 392 of the 399 municipalities of the State of Paraná, serving 98% of the State consumers, as well as the municipality of Porto União, in the State of Santa Catarina. Additionally, it used to serve independent consumers in the State of São Paulo, whose agreements terminated at the end of 2004.

Copel Telecomunicações S.A. – a wholly-owned subsidiary which exploits and provides telecommunication services and communication services in general.

Copel Participações S.A. – a wholly-owned subsidiary which holds investments in other companies or consortiums.

Companhia Paranaense de Gás – Compagas – a company with private and public shareholders in which Copel Participações holds 51% of the voting capital, and its main activity is the supply of piped natural gas.

Elejor – Centrais Elétricas Rio Jordão S.A. – a company with private and public shareholders in which Copel Participações holds 70% of the voting capital, and its main activity is electric energy generation, but it is still in the pre-operating stage.

2 Presentation of the Quarterly Information

The quarterly information has been prepared and is presented based on the requirements of Brazilian corporate legislation, and in accordance with accounting practices adopted in Brazil, together with specific legislation established by ANEEL and the regulations of the Brazilian Securities Commission (CVM).

For comparison purposes, the Company has made reclassifications and included, in addition to the wholly-owned subsidiaries, the subsidiary Companhia Paranaense de Gás - Compagas in the financial statements for the quarter ended March 31, 2004.

The subsidiaries’ accounting practices are consistent with those adopted by Copel.

As supplemental information, we present the Statements of Cash Flows and of Added Value in form 16.01/ITR.

The notes to the Financial Statements at December 31, 2004, published in the official press on April 19, 2005, complement the notes to the quarterly information, published in summary form.

a) Consolidated Quarterly Information

The consolidated quarterly information is being presented in conformity with CVM Instruction 247/96 and includes the wholly-owned subsidiaries COPEL Geração, COPEL Transmissão, COPEL Distribuição, COPEL Telecomunicações, and COPEL Participações, and the subsidiary Companhia Paranaense de Gás – Compagas.

The balance sheets and statements of income of the companies included in the consolidation are presented in Note 41, reclassified for purposes of consistency of account classification.

The Company’s investments in the net equities of subsidiaries, as well as the assets, liabilities, revenues and expenses arising from intercompany operations have been eliminated on consolidation, and the minority interest shown separately, so that the consolidated financial statements effectively represent balances and transactions with third parties.

As authorized by the CVM through Letter/CVM/SNC 009/05, the financial statements of the subsidiary Elejor – Centrais Elétricas Rio Jordão S.A. were not included in the consolidation since they do not represent material amounts in the consolidated economic unit. This investment is stated on the equity method of accounting in Copel Participações.

b) Accounting practices

The accounting practices adopted for the preparation of this quarterly information are consistent with those adopted in the financial statements at December 31, 2004 and prior quarterly information.

c) Currency hedge transactions

Unrealized net gains and loses related to currency hedge transactions, calculated based on contractual rates, are recognized on the accrual basis of accounting and recorded in long-term liabilities, under derivative transactions, with contra entry to Financial expenses.

3 Cash and Cash Equivalents

	Parent company		Consolidated

	03.31.2005	12.31.2004	03.31.2005	12.31.2004
Cash and banks	3,112	1,846	32,704	39,625
Financial investments
Federal banks	105,921	1,354	439,543	435,971
Private banks	85	81	32,894	43,640
	106,006	1,435	472,437	479,611

	109,118	3,281	505,141	519,236

4  Consumers and Resellers

	Not yet	Overdue	Overdue
	due	up to 90 days	over 90 days		Consolidated

				03.31.2005	12.31.2004
Consumers
Residential	73,756	67,047	8,156	148,959	132,083
Industrial	70,831	14,975	37,425	123,231	113,238
Commercial	48,936	20,776	5,976	75,688	66,168
Rural	10,898	5,206	335	16,439	13,403
Public entities	12,638	12,005	48,968	73,611	69,052
Public lightning	11,185	4,325	1,898	17,408	14,810
Utility service	9,188	476	320	9,984	9,579
Unbilled	129,855	-	-	129,855	126,570
Energy installments - current	90,209	6,905	8,639	105,753	94,217
Energy installments – long-term	26,974	-	-	26,974	29,342
Emergency capacity charges	6,760	4,013	10,089	20,862	18,863
Low-income consumer tariff	6,051	5,982	-	12,033	12,394
Government of Paraná –
Fraternal Light Program	2,082	6,428	29,154	37,664	33,582
Rental of equipment and
structures	425	425	27,469	28,319	31,254
Gas supply - current	8,068	402	710	9,180	9,117
Gas supply – long term	655	-	-	655	886
Other receivables	3,858	4,021	9,739	17,618	15,055
Other receivables – long-term	27	-	-	27	-
	512,396	152,986	188,878	854,260	789,613
Resellers
Supply
Short-term supply	1,224	-	15	1,239	142
Supply - CCEE (Note 38)	2,762	-	-	2,762	11,725
Generator reimbursement -
current	2,405	-	-	2,405	3,680
Generator reimbursement –
long-term	24,443	-	-	24,443	26,693
Initial contracts	53,683	-	-	53,683	4,978
Bilateral agreements	44,924	-	-	44,924	38,816
	129,441	-	15	129,456	86,034
Transmission system
Electric grid	10,830	3,280	1,045	15,155	13,059
Basic grid	14,914	2	12	14,928	14,283
Connection grid	18	9	58	85	76
	25,762	3,291	1,115	30,168	27,418

Total current	615,500	156,277	190,008	961,785	846,144
Total long-term	52,099	-	-	52,099	56,921

5 Provision for Doubtful Accounts

The provision for doubtful accounts was recorded in conformity with ANEEL’s Accounting Manual for the Electric Energy Utilities and the chart of accounts established by the Brazilian National Petroleum Agency (ANP) for gas supply. After a detailed analysis of overdue receivables, Company management considered the following amounts as sufficient to cover possible losses on the realization of receivables:

	Consolidated	Additions (*)	Write-offs	Consolidated

	12.31.2004			03.31.2005
Consumers and resellers
Residential	56,699	15,390	-	72,089
Industrial	10,526	336	-	10,862
Commercial	2,298	3,983	-	6,281
Rural	20	(8)	-	12
Public entities	15,581	5,142	-	20,723
Public lightning	591	(42)	-	549
Utility service	81	(70)	-	11
Supplies	93	(78)	-	15
Gas supply	76	-	-	76

	85,965	24,653	-	110,618

(*) Net of reversals

6 Services Provided to Third Parties, Net

	Not	Overdue up	Overdue
	yet due	to 90 days	over 90 days		Consolidated

				03.31.2005	12.31.2004
Telecommunication services	275	1,773	249	2,297	646
Services provided to third parties	293	95	2,044	2,432	2,316
Provision for doubtful accounts	-	-	(138)	(138)	(139)

	568	1,868	2,155	4,591	2,823

7 Dividends Receivable

		Parent company		Consolidated

	03.31.2005	12.31.2004	03.31.2005	12.31.2004
Dividends receivable
Tradener Ltda.	-	-	64	64
Dominó Holdings S.A.	-	-	2,437	2,437
FINAM	385	385	385	385
	385	385	2,886	2,886
Interest on equity (Note 12):
Copel Geração S.A.	23,382	130,254	-	-
Copel Transmissão S.A.	132,433	132,434	-	-
Copel Telecomunicações S.A.	916	916	-	-
Copel Participações S.A.	38,029	38,029	-	-
	194,760	301,633	-	-

	195,145	302,018	2,886	2,886

8 CRC Transferred to the Paraná State Government

Under an agreement dated August 4, 1994 and addendum of December 1995, the remaining balance of the Result for Offset Account (CRC) was negotiated with the Paraná State Government to be reimbursed in 240 monthly installments, adjusted by the General Price Index - Internal Availability (IGP-DI) plus annual interest of 6.65% . On October 1, 1997, the balance payable was renegotiated for payment in the following 330 months, under the Price amortization system, the first installment payable on October 30, 1997 and the last on March 30, 2025, the original adjustment and interest clauses being maintained.

On March 19, 2003, the Paraná State Government filed with the Ministry of Finance a request to “federalize” the CRC receivables of COPEL. This request was sent to the National Treasury Secretariat for analysis.

The Company renegotiated the CRC balance at December 31, 2004, of R$ 1,197,403, with the Paraná State Government through the fourth addendum, signed on January 21, 2005, in 244 installments under the Price amortization system, the first installment payable on January 30, 2005 and the others in subsequent and consecutive monthly installments.

The renegotiated amount, in addition to the installments not yet due, includes the balance of the installment payable in February 2003 and the installments from March 2003 to December 2004, restated by the IGP-DI rate plus interest of 1% per month. The other original clauses were maintained.

The State Government is complying with the payment of the renegotiated installments as determined by the fourth addendum.

9 Taxes and Social Contributions

		Parent company		Consolidated

	03.31.2005	12.31.2004	03.31.2005	12.31.2004
Current assets
Prepaid income tax (IRPJ) and social contribution on net income (CSLL) to offset	23,297	9,212	89,403	22,307
Deferred income tax and social contribution (a)	-	-	9,483	9,364
Social Integration Program (PIS) and Social Contribution
Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) to offset	1,421	-	-	-
State value-added tax on sales and services (ICMS)
recoverable	-	-	13,214	17,595
Other	-	-	3	3
	24,718	9,212	112,103	49,269
Long-term receivables
Deferred income tax and social contribution on: (a)
Pension fund deficit – Plan III	-	-	114,575	116,064
Pension fund and health care plan – CVM Deliberation 371	-	-	56,346	57,295
Temporary additions	125,855	126,413	205,499	197,259
Income tax and social contribution losses	1,663	732	107,647	117,049
Prepaid income tax and social contribution to offset	6,509	6,509	6,509	6,509
ICMS recoverable	-	-	28,213	28,451
ICMS injunction for judicial deposit	-	-	7,121	6,058
	134,027	133,654	525,910	528,685
Current liabilities
IRPJ/CSLL on CVA deferral (a)	-	-	70,880	66,808
Withholding income tax	4	-	729	1,039
ICMS payable	-	-	135,883	127,778
PIS and COFINS payable	-	11,306	9,730	31,093
INSS (REFIS), net of payments (*) (b)	104,134	103,698	67,677	67,240
Other taxes	258	253	1,563	1,655
	104,396	115,257	286,462	295,613
Long-term liabilities
IRPJ/CSLL on CVA deferral (a)	-	-	18,758	38,050
IRPJ/CSLL on regulatory asset - PIS/COFINS (a)	-	-	33,935	27,345
ICMS injunction for judicial deposit	-	-	7,121	6,058
Deferred IRPJ/CSLL (a)	-	-	8,148	6,955
	-	-	67,962	78,408

(*) In the consolidated balances

a) Deferred income tax and social contribution on net income

The Company records deferred income tax calculated at the standard rate of 25% (15% plus an additional 10%) and deferred social contribution at the standard rate of 9%.

The provision for the pension fund deficit is being realized in conformity with the amortization plan of the respective liability and the provision for health care plan in accordance with the payment of post-employment benefits. The remaining provisions are being realized based on court decisions and the realization of the regulatory assets.

Under current tax legislation, the income and social contribution tax losses may be offset against future taxable income up to the limit of 30% of taxable income of each year, and do not prescribe.

In compliance with CVM Instruction No. 371 of June 27, 2002, the table below shows the expected generation of taxable income in amounts sufficient to offset tax credits recorded by the Company, based on studies submitted for the appreciation of and approved by management:

			Consolidated
	Estimated	Actual	estimated
	realizable value	realized amount	realizable amount

2004	11,946	33,611	-
2005	-	-	38,638
2006	-	-	35,121
2007	-	-	46,709
2008	-	-	70,591
2009	-	-	83,043
After 2009	-	-	83,771

	11,946	33,611	357,873

These projections of future results, corresponding to the study on the economical feasibility approved on December 31, 2004, will be reviewed by management at the end of 2005.

b) Tax Recovery Program (REFIS)

In 2000, the Company included in the Tax Recovery Program (REFIS), created by Law 9,964 of 2000, a total debt of R$ 89,766, arising from payables to the National Institute of Social Security (INSS), and settled R$ 45,766 relating to the interest thereon using credits from income tax and social contribution losses purchased from third parties. Considering that the Federal Revenue Secretariat (SRF) has not yet completed the analysis of this transfer of tax credits, in September 2003 the Company recorded a provision which, restated to March 31, 2005, amounts to R$ 69,058 (R$ 45,766 of interest and R$ 23,292 of monetary restatement).

10 “Portion A” Offsetting Account

Interministerial Ordinance 25, of January 24, 2002, issued by the Ministries of Finance and of Mines and Energy, established the Account for Offsetting “Portion A” Differences (CVA), with the intention of registering the differences in costs occurring during the period between annual tariff adjustments, relating to the items established in the electric energy distribution concession contracts.

The balance of the Account for Offsetting “Portion A” Differences (CVA) is comprised as follows:

.
		Current		Long-term

	03.31.2005	12.31.2004	03.31.2005	12.31.2004
CVA recoverable, 2003 tariff adjustment
Electric energy purchased for resale (Itaipu)	45,425	45,425	11,356	22,712
Transportation of energy purchased (Itaipu)	641	641	160	321
Charges for use of transmission system (basic grid)	22,022	22,022	5,506	11,011
Energy Development Account (CDE)	16,600	16,600	4,150	8,300
Charges for use of system services (ESS)	11,960	11,960	2,990	5,980
	96,648	96,648	24,162	48,324
CVA recoverable, 2004 tariff adjustment
Electric energy purchased for resale (Itaipu)	1,984	3,967	-	-
Transportation of energy purchased (Itaipu)	1,208	2,415	-	-
Charges for use of transmission system (basic grid)	61,530	40,154	20,510	40,154
Energy Development Account (CDE)	3,800	7,603	-	-
Charges for use of system services (ESS)	7,340	14,680	-	-
Fuel Consumption Account (CCC)	4,464	8,927	-	-
	80,326	77,746	20,510	40,154
CVA recoverable, 2005 tariff adjustment
Electric energy purchased for resale (Itaipu)	(15,939)	(3,525)	(5,313)	(3,525)
Transportation of energy purchased (Itaipu)	1,739	918	580	918
Charges for use of transmission system (basic grid)	31,371	20,271	10,457	20,271
Energy Development Account (CDE)	2,864	(535)	955	(535)
Charges for use of system services (ESS)	3,628	1,586	1,209	1,586
Fuel Consumption Account (CCC)	7,833	4,053	2,611	4,053
	31,496	22,768	10,499	22,768

	208,470	197,162	55,171	111,246

The changes in the balances of deferred tariff costs restated by the SELIC interest rate are as follows:

.
	Balance	Deferral	Amortization	Restatement	Balance

	12.31.2004				03.31.2005
Electric energy purchased for resale (Itaipu)	67,254	(13,801)	(15,328)	1,589	39,714
Transportation of energy purchased (Itaipu)	5,208	451	(1,491)	156	4,324
Charges for use of transmission system (basic grid)	153,746	734	(6,390)	3,166	151,256
Energy Development Account (CDE)	29,527	4,839	(8,931)	1,028	26,463
Charges for use of system services (ESS)	35,635	1,611	(11,412)	1,135	26,969
Fuel Consumption Account (CCC)	17,038	2,187	(4,828)	518	14,915

	308,408	(3,979)	(48,380)	7,592	263,641

Interministerial Ordinance 116, of April 4, 2003, postponed for 12 months the offset of the balance of the “Portion A” Offsetting Account for the annual tariff adjustments occurring between April 8, 2003 and April 7, 2004.

The balance of CVA for 2002/2003, whose offset was postponed by Ordinance 116/03, including the CVA balance determined for the subsequent twelve months, in accordance with Ordinance 25 of January 24, 2002, will be offset in the electric energy supply tariffs charged by utility concessionaires during the 24 months subsequent to the annual tariff adjustment to be made in the period from April 8, 2004 to April 7, 2005.

Accordingly, in conformity with the ANEEL Technical Note 146 of June 21, 2004, the tariff adjustment in June 2004 included 50% of the balance of the Portion A Offsetting Account for 2002/2003, of R$ 112,193, and R$ 75,184 relating to 2003/2004.

The remaining balances of the two periods will be considered in the 2005 adjustment.

This ordinance also establishes that for purposes of calculating the electric energy supply tariff adjustment, the CVA must also include the differences in the fee payable to the Energy Development Account (CDE).

11 Other Receivables

	Parent company		Consolidated

	03.31.2005	12.31.2004	03.31.2005	12.31.2004
Current assets
Employees	-	-	16,352	6,599
Advances to suppliers	-	-	2,362	2,262
Insurance companies	-	-	421	405
Salaries of loaned employees recoverable	-	-	3,347	3,224
Advances for judicial deposits	-	-	1,079	1,141
Onda Provedor de Serviços installments	4,475	4,594	4,475	4,594
Guarantee deposits	-	-	38,076	9,224
Sale of assets and rights	-	-	497	522
Purchase of fuel for account of CCC	-	-	800	495
Decommissioning in progress	-	-	1,640	2,039
Sales in progress	-	-	2	-
Prepayments	-	-	1,965	2,910
RGR – differences of 2002 for offset	-	-	961	1,922
Other receivables	6	6	3,051	2,115
Provision for doubtful accounts	-	-	(1,642)	(1,642)
	4,481	4,600	73,386	35,810
Long-term receivables
Collateral of STN agreement (Note 15.3)	-	-	27,141	27,020
IUEE - Municipalities (Note 22)	-	-	7,374	7,374
Compulsory loans	-	-	7,634	7,484
Assets and rights for sale	-	-	1,859	1,859
PIS and COFINS regulatory assets (a)	-	-	99,807	80,426
Prepayments	-	-	3,877	3,935
Other receivables	-	-	242	244
	-	-	147,934	128,342

a) PIS and COFINS regulatory assets

Federal Laws 10637 and 10833 changed the calculation basis and increased the rates of PIS and COFINS. As a result, PIS expenses increased from December 2002 to March 2005 and COFINS expenses from February to March 2005.

ANEEL, through Circular Letter 302/2005-SFF/ANEEL sent to Copel, recognizes the Company’s right to be reimbursed the additional PIS and COFINS costs, stating that the concessionaires must determine the effects of the changes in the PIS and COFINS calculations up to the balance sheet date, and recognize them as an asset or liability, according to their positive or negative impact, respectively. Based on this, and in accordance with the ANEEL regulations, the Company recorded credits of R$ 99,807 (consolidated) in long-term receivables and a contra entry reducing PIS and COFINS expenses.

The Company believes that the amounts recorded will be recovered in the tariff as from July 2005 but the restatement criteria and recovery period must still be defined by ANEEL; consequently, these amounts are not being monetarily restated.

12 Subsidiary and Associated Company Receivables

The Company has the following receivables from subsidiary and associated companies, recorded at their net amounts:

		Parent company		Consolidated

		03.31.2005	12.31.2004	03.31.2005	12.31.2004
Consolidated companies:
Copel Geração S.A.
Interest on equity receivable (Note 7) (a)		23,382	130,254
Transferred financing (b)		416,286	404,738	-	-
Current accounts		(577,934)	(519,096)	-	-
		(138,266)	15,896	-	-
Copel Transmissão S.A.
Interest on equity receivable (Note 7) (a)		132,433	132,434
Transferred financing (b)		31,833	31,312	-	-
Current accounts		(80,454)	(80,448)	-	-
		83,812	83,298	-	-
Copel Distribuição S.A.
Transferred financing (b)		120,813	118,617	-	-
Debentures transferred (b)		571,211	614,027	-	-
Current accounts		173,944	171,388	-	-
		865,968	904,032	-	-
Copel Telecomunicações S.A.
Interest on equity receivable (Note 7) (a)		916	916
Current accounts		67,244	64,109	-	-
		68,160	65,025	-	-
Copel Participações S.A.
Interest on equity receivable (Note 7) (a)		38,029	38,029
Current accounts		321,704	309,763	-	-
		359,733	347,792	-	-

	Total
	consolidated	1,239,407	1,416,043	-	-
Non-consolidated companies:
Loan agreements
Foz do Chopim Energética Ltda.		33,989	33,476	33,989	33,476
Elejor - Cent. Elet. do Rio Jordão S.A. (c)		-	-	244,199	216,926
	Total non-
	consolidated	33,989	33,476	278,188	250,402

		1,273,396	1,449,519	278,188	250,402

Total current - Note 7		194,760	301,633	-
Total long-term		1,078,636	1,147,886	278,188	250,402

a) Interest on equity receivable

These relate to dividends receivable from the wholly-owned subsidiaries, calculated as interest on stockholders’ equity, as established in the Company’s by-laws, relating to 2001, 2003 and 2004, which are being paid in the first six months of 2005.

b) Loans, financing and debentures transferred

The Company assigned loans and financing to its wholly-owned subsidiaries when these were formed in 2001. However, the agreements whose transfer to the respective subsidiaries have not yet been formalized are also recorded in the parent company.

For financial statement purposes, the balances of these loans and financing transferred, without interest charges, are shown separately as receivables from wholly-owned subsidiaries and as loans and financing payable, totaling R$ 568,932, at March 31, 2005 (Note 15).

The amount of R$ 571,211 relating to debentures was also transferred to COPEL Distribuição, the same comment as in the previous paragraph being applicable (Note 16).

c) Loan agreement with Elejor

The loan agreement with Elejor, of R$ 244,199 (R$ 216,926 at December 31, 2004), aims at assuring the continuity of the construction of the plants comprising the Fundão-Santa Clara Electric Energy Complex, as well as the transmission system. The loan will be paid in 120 monthly and consecutive installments, with a grace period of six months after the start of operations of the fourth turbine of the Complex, estimated for October 2006, plus interest “pro rata temporis” of 3.198% p.a., and as spread the Interbank Certificate of Deposit (CDI) interest rate as from the date of each transfer.

13 Investments

Investments comprise the following:

	Parent company		Consolidated

	03.31.2005	12.31.2004	03.31.2005	12.31.2004
Wholly-owned subsidiaries (Note 48)
Copel Geração S.A.	2,371,931	2,368,944	-	-
Copel Transmissão S.A.	865,311	835,195	-	-
Copel Distribuição S.A.	1,401,628	1,370,144	-	-
Copel Telecomunicações S.A.	109,706	108,974	-	-
Copel Participações S.A.	402,423	374,246	-	-
	5,150,999	5,057,503	-	-
Associated companies and subsidiary (a)	-	-	447,897	443,596
Other investments
Amazon Investment Fund (FINAM) - Nova Holanda	7,761	7,761	7,761	7,761
FINAM	32,609	32,285	32,609	32,285
Northeast Investment Fund (FINOR)	9,870	9,970	9,870	9,870
Provision for loss on tax incentives	(47,900)	(47,900)	(47,900)	(47,900)
Properties for future service use	-	-	6,810	6,810
Other investments	2,323	2,546	3,966	4,285
	4,663	4,662	13,116	13,111

	5,155,662	5,062,165	461,013	456,707

a) Associated companies and subsidiary

		Net equity	Copel		Consolidated
		of investees	holding		investment

	03.31.2005	12.31.2004	(%)	03.31.2005	12.31.2004
Associated companies
Sercomtel S.A. - Telecomunicações	218,919	217,060	45.00	98,514	97,677
Goodwill				13,195	14,252
Total Sercontel S.A. - Telecomunicações				111,709	111,929
Sercomtel Celular S.A.	38,823	38,593	45.00	17,470	17,367
Goodwill				1,818	1,963
Total Sercomtel Celular S.A.				19,288	19,330
Dominó Holdings S.A. (*)	536,751	515,609	15.00	80,513	77,341
Escoelectric Ltda. (*)	(936)	554	40.00	-	222
Copel Amec S/C Ltda. (*)	762	692	48.00	366	332
Dona Francisca Energética S.A.	(15,527)	(16,350)	23.03	-	-
Carbocampel S.A. (*)	560	568	49.00	274	278
Braspower International Engineering S/C Ltda.(*)	(121)	(72)	49.00	-	-
Advances for capital increase				176	176
Centrais Eólicas do Paraná Ltda. (*)	5,109	4,911	30.00	1,533	1,473
Foz do Chopim Energética Ltda. (*)	56,595	52,335	35.77	20,244	18,721
UEG Araucária Ltda. (Note 17 (a))	(139,829)	(124,951)	20.00	-	-
Advances for capital increase				141,899	141,899
				376,002	371,701
Subsidiary
Elejor - Centrais Elétricas do Rio
Jordão S.A. (**) (***)	127,405	125,139	35.12	49,080	49,080
Goodwill				22,815	22,815
Total Elejor - Centrais Elétricas do Rio Jordão S.A.				71,895	71,895

				447,897	443,596

Unaudited (**) In pre-operating stage (***) Holding in the total capital

The investments in Sercomtel S.A. Telecomunicações and Sercomtel Celular S.A. include goodwill on acquisition (R$ 42,289 and R$ 5,814), with net balances of R$ 13,195 and R$ 1,818, respectively. This goodwill is being amortized at the annual rate of 10% with a charge to income of R$ 1,202 (R$ 1,057 and R$ 145) in 2005 and 2004. The goodwill paid on these investments was based on the expected future return and the amortization over ten years, at the annual rate of 10%, resulted from the valuation of the return on the investments based on discounted cash flows.

On December 18, 2003, the Company entered into an agreement with Triunfo Participações e Investimentos S.A. under which the latter commits to sell 30% of the common shares held in Elejor – Centrais Elétricas Rio de Jordão S.A. Accordingly, the Company’s investment in this venture increased to 70% of the common shares. Elejor capital comprises 60,300 thousand common shares and 59,900 thousand preferred shares. This transaction was approved by ANEEL in conformity with Resolution 302 of July 27, 2004, published in the Official Federal Government Gazette on July 28, 2004, and by the Administrative Council for Economic Defense (CADE) in the 330th Ordinary Meeting held on September 15, 2004.

14 Property, Plant and Equipment

		Accumulated		Consolidated
	Cost	depreciation	Net	Net

			03.31.2005	12.31.2004
In use
Generation	4,230,305	(1,409,933)	2,820,372	2,823,513
Transmission	1,302,062	(415,172)	886,890	888,026
Distribution	3,064,498	(1,483,453)	1,581,045	1,568,281
Telecommunications	275,246	(112,821)	162,425	165,451
Investments	407	(220)	187	198
Compagas	102,162	(17,659)	84,503	84,914
	8,974,680	(3,439,258)	5,535,422	5,530,383
Construction in progress
Generation	160,329	-	160,329	178,956
Transmission	137,024	-	137,024	114,668
Distribution	244,769	-	244,769	245,281
Telecommunications	21,631	-	21,631	19,913
Investments	-	-	-	1
Compagas	37,066	-	37,066	35,411
	600,819	-	600,819	594,230
	9,575,499	(3,439,258)	6,136,241	6,124,613
Special liabilities (a)
Transmission			(7,140)	(7,140)
Distribution			(727,663)	(718,308)
			(734,803)	(725,448)
.

			5,401,438	5,399,165

Under Articles 63 and 64 of Decree 41,019, of 1957, assets and premises used to generate, transmit, distribute, and sell electric energy are attached to these services and cannot be withdrawn, sold, assigned, or pledged in guarantee without the prior written consent of the Regulatory Agency. ANEEL Resolution No. 20/1999 regulates the release of assets from the concessions of the Public Electric Energy Utilities, by granting prior authorization to release assets not used in the concession, when intended for sale. This Resolution also determines that the proceeds from the sale be deposited in a blocked bank account and invested in the concession.

The principal depreciation rates established by ANEEL Resolution No. 44/1999 and Ministry of Communications Ordinance 96, of 1995, are as follows:

%

Generation
General equipment	10.0
Generators	3.3
Reservoirs, dams and water mains	2.0
Hydraulic turbine	2.5
Transmission
Conductor and system structure and transformer	2.5
General equipment	10.0
Re-connectors	4.3
Distribution
Conductor and system structure and transformer	5.0
Capacitors and distribution switch	6.7
Voltage regulator	4.8
Central administration
Machinery and office equipment	10.0
Furniture and fixtures	10.0
Telecommunications
Energy and transmission equipment (telecommunications)	10.0
Overhead and underground cables, wiring and private switching center	10.0
Natural gas supply
Gas pipeline	3.3
Gas pipeline equipment	10.0

a) Special liabilities

These liabilities refer to obligations linked to the electric energy utility concession and represent funds provided by the Federal Government and consumers, as well as donations for which there are no obligations of any return to the donors, as well as subsidies for investments in distribution. The maturity of these special liabilities is established by the Regulatory Agency for transmission and distribution concessions, to be settled at the end of the concessions.

b) Electric Energy Universalization Plans

ANEEL established through Resolution No. 223, of April 29, 2003, the overall conditions for preparing the Electric Energy Universalization Plans intended to supply new consumer households and units or increase capacity. This Resolution regulates the provisions of Articles 14 and 15 of Law 10,438/02, and defines the responsibilities of the concessionaires and authorized electric energy distribution utilities. Up to March 31, 2005, the consumers were refunded R$ 4,433.

The “light for everyone” program, implemented by the Federal Government, aims at advancing this goal and providing electric energy to 100% of Brazil up to 2008, with no costs to the consumer.

c) Inventory taking of property, plant and equipment

The Company takes periodic physical inventories of all its assets within its concession area.

15   Loans and Financing

As mentioned in Note 12, all the Company’s loans and financing refer to liabilities with financial institutions assigned to wholly-owned subsidiaries, whose transfers are being formalized. The balance comprises:

		Current portion	Long-term		Parent company
	Principal	Charges	Principal	Total	Total

				03.31.2005	12.31.2004
Foreign currency
Eurobonds (1)	399,930	16,356	-	416,286	404,738
National Treasury (3)	12,565	3,545	136,536	152,646	149,929

	412,495	19,901	136,536	568,932	554,667

Consolidated loans comprise:

					Consolidated
		Current portion	Long-term	Total	Total

	Principal	Charges	Principal	03.31.2005	12.31.2004
Foreign currency
Eurobonds (1)	399,930	16,356	-	416,286	404,738
IDB (2)	26,484	1,521	130,280	158,285	176,699
National Treasury (3)	12,565	3,545	136,536	152,646	149,929
Banco do Brasil S.A. (4)	6,154	138	21,539	27,831	32,766
Eletrobrás (5)	8	1	72	81	80
	445,141	21,561	288,427	755,129	764,212
Local currency
Eletrobrás (5)	46,267	20	345,422	391,709	402,160
BNDES (6)	10,390	19	36,524	46,933	49,509
Banestado (7)	112	-	39	151	177
Banco do Brasil S.A. (4)	82	5	1,111	1,198	1,206
	56,851	44	383,096	439,991	453,052

	501,992	21,605	671,523	1,195,120	1,217,264

(1) Eurobonds – Issue of Eurobonds on May 2, 1997 due on May 2, 2005, equivalent to US$150,000, bearing interest of 9.75% per annum, with semi-annual payment as from November 2, 1997. The agreement contains the following restrictive clause.

The EBITDA/financial expenses ratio (consolidated) must be at least 2.5 and the total debt/EBITDA ratio should not exceed 3.25 (consolidated). These are being complied with.

(2) IDB (Interamerican Development Bank) – Loan to the Segredo hydroelectric power plant and Jordão river deviation project, received on January 15, 1991, totaling US$ 135,000. The principal, the first installment of which was paid on January 15, 1997, and interest are due semi-annually to 2011. Interest is calculated according to the IDB funding rate, which in the first quarter of 2005 was 4.62% p.a.

(3) National Treasury – The rescheduling of medium and long-term debt, signed on May 20, 1998, of the financing received under Law 4.131/62, is shown below:

			Grace
	Maturity	Final	period
Bond type	(years)	maturity	(years)		Consolidated

				03.31.2005	12.31.2004
Par Bond (a)	30	04.15.2024	30	43,195	42,356
Capitalization Bond (b)	20	04.15.2014	10	35,215	34,367
Debt Conversion Bond (c)	18	04.15.2012	10	30,434	30,009
Discount Bond (d)	30	04.15.2024	30	29,731	29,319
El Bond – Interest Bond (e)	12	04.15.2006	3	4,368	4,309
New Money Bonds (f)	15	04.15.2009	7	4,816	4,749
FLIRB (g)	15	04.15.2009	9	4,887	4,820

				152,646	149,929

The annual interest rates and repayments are as follows:

a) Par Bond – Interest of 4.0% p.a. in the first year and 6.0% p.a. to final maturity, with a single repayment at the end of the agreement.

b) Capitalization Bond – Interest of 4.0% p.a. in the first year and 8.0% p.a. to final maturity, repayable in 21 semi-annual installments as from April 2004.

c) Debt Conversion Bond – Interest equivalent to semi-annual LIBOR + 7/8 of 1% p.a., repayable in 17 semi-annual installments as from April 2004.

d) Discount Bond – Interest equivalent to semi-annual LIBOR + 13/16 of 1% p.a., with a single repayment at the end of the agreement.

e) El Bond – Interest Bonds – Interest equivalent to semi-annual LIBOR + 13/16 of 1% p.a., repayable in 19 semi-annual installments as from April 1997.

f) New Money Bonds – Interest equivalent to semi-annual LIBOR + 7/8 of 1% p.a., repayable in 17 semi-annual installments as from April 2001.

g) FLIRB – Interest of 4.0% to 5.0% p.a. in the first years and semi-annual LIBOR + 13/16 of 1% p.a. after the 6th year to the end of the agreement, repayable in 13 semi-annual installments as from April 2003.

As collateral for this agreement, the Company assigned and transferred to the Federal Government, conditioned to the non-payment of any financing installment, the credits that are made to the Company’s centralized revenues account, up to a limit sufficient to cover the payment of installments and other charges payable at each maturity. For the Discount and Par Bonds, there are collateral deposits of R$ 11,199 and R$ 15,942 (R$ 11,149 and R$ 15,871 at December 31, 2004), respectively, recorded in long-term receivables, other receivables (Note 11).

(4) Banco do Brasil S.A. – Agreements denominated in Japanese yen for the gas-insulated substation – Salto Caxias, repayable in 20 semi-annual installments as from March 7, 2000, bearing interest of 6.6% p.a. The debt is guaranteed by COPEL’s revenues.

A Private Contract of Credit Assignment with the Federal Government, through Banco do Brasil S.A., signed on March 30, 1994, repayable in 240 monthly installments based on the Price system as from April 1, 1994, monthly restated by the TJLP and IGPM and interest of 5.098% p.a.

(5) Eletrobrás - Loans derived from the Eletrobrás Financing Fund (FINEL) and the Global Reversal Reserve (RGR) for expansion of the generation, transmission and distribution systems. Repayments started in February 1999 and the last payment is due in August 2021. Interest of 5.5% to 6.5% p.a. and repayments of principal are made monthly, adjusted by the Eletrobrás Financing Rate (FINEL) and Federal Reference Unit (UFIR) indices. The contract transferred to COPEL Distribuição, using IBRD funds, bears interest at 3.98% p.a. paid semi-annually; this loan is collateralized by the Federal Government.

(6) BNDES – Loan to finance the Deviation of the Jordão river, repayable in 99 monthly installments as from October 15, 1997. Interest is based on the TJLP (long-term interest rate) (limited to 60%) plus a 6% p.a. spread. The loan is collateralized by COPEL’s revenues.

Four agreements of Companhia Paranaense de Gás – Compagas, signed on December 14, 2001, repayable in 99 installments, with interest of 4% p.a. – two for the purchase of machinery and equipment, subject to the TJLP rate (limited to 6.0% p.a.) and two for works, facilities and services, subject to the UNBND rate.

(7) Banco Banestado S.A. – Urban Development Fund contracts, signed on December 2, 1996 and July 23, 1998, repayable in 96 monthly installments under the Price repayment method, a grace period of 12 months, and adjustments based on the monthly Referential Rate (TR) and interest of 8.5% p.a. The contract signed on December 2, 1996 was concluded in September 2004.

a) Breakdown of loans and financing by currency and index:

Currency (equivalent to R$)/index			Consolidated

	03.31.2005%		12.31.2004%
Foreign currency
U.S. dollar	569,013	47.62	554,747	45.57
Yen	27,831	2.33	32,766	2.69
IDB – currency basket	158,285	13.24	176,699	14.52
	755,129	63.19	764,212	62.78
Local currency
Brazilian Reference Interest Rate (TR)	151	0.02	176	0.02
URBNDES and Long-term Interest Rate (TJLP)	47,007	3.93	49,591	4.07
General Market Price Index (IGP-M)	1,124	0.09	1,124	0.09
Fiscal Reference Unit (UFIR)	30,774	2.57	33,593	2.76
Eletrobrás Financing Rate (FINEL)	360,934	30.20	368,568	30.28
	439,990	36.81	453,052	37.22

	1,195,119	100.00	1,217,264	100.00

b) Changes in foreign currencies and index rates used in the Company’s loans and financing:

Currency/index			Change (%)

	1st quarter of 2005	1st quarter of 2004	2004
U.S. dollar	0.44	0.67	(8.13)
Yen	(4.09)	3.27	(3.98)
IDB – currency basket	(2.46)	(0.52)	3.07
TR	0.62	0.32	1.73
URBNDES	1.03	0.78	3.50
IGP-M	1.55	2.73	12.41
FINEL	0.31	0.54	2.38
INPC	1.75	1.80	6.13

c) Maturity of the long-term portion:

	Foreign	Local
	currency	currency		Consolidated

			03.31.2005	12.31.2004
2006	26,059	39,326	65,385	96,163
2007	39,544	47,459	87,003	89,472
2008	39,544	42,358	81,902	84,890
2009	38,483	38,685	77,168	80,170
2010	31,265	37,460	68,725	71,474
2011	31,266	37,460	68,726	58,166
2012	5,579	31,189	36,768	36,640
2013	3,578	31,120	34,698	34,584
2014	1,794	31,015	32,809	32,702
2015	-	30,981	30,981	32,702
2016	-	15,599	15,599	32,702
After 2016	71,315	444	71,759	53,203

	288,427	383,096	671,523	702,868

d) Changes in loans and financing:

	Foreign currency			Local currency	Consolidated
	Current		Current
Balances	portion	Long-term	portion	Long-term	Total

At December 31, 2003	62,730	811,316	51,936	418,413	1,344,395
New loans	-	-	-	25,412	25,412
Interest capitalized	-	-	-	-	-
Interest	62,110	-	34,945	-	97,055
Monetary and exchange variations	(75,547)	15,354	638	13,991	(45,564)
Transfers	518,629	(518,629)	62,989	(62,989)	-
Repayments	(111,751)	-	(92,283)	-	(204,034)
At December 31, 2004	456,171	308,041	58,225	394,827	1,217,264
New loans	-	-	-	-	-
Interest capitalized	-	-	-	-	-
Interest	13,827	-	8,316	-	22,143
Monetary and exchange variations	2,265	(3,461)	112	2,449	1,365
Transfers	16,153	(16,153)	14,180	(14,180)	-
Repayments	(21,714)	-	(23,938)	-	(45,652)
At March 31, 2005	466,702	288,427	56,895	383,096	1,195,120

16     Debentures

The issue of debentures was completed on May 9, 2002 by the full subscription of the total amount of R$ 500,000, divided into three series (R$ 100,000, R$ 100,000 and R$ 300,000, respectively), with a term of five years, payable on March 1, 2007. The first series was repurchased on February 27, 2004 and the second series was renegotiated in March 2005, with the Interbank Deposit (DI) interest rate plus 1.50% p.a., payable on March 1, 2007.

The debentures are non-preferred (subordinated liability), jointly and severally collateralized by the wholly-owned subsidiaries of COPEL and are not convertible into shares. The funds were used to pay the Euro-Commercial Paper and applied in the 2002-2004 program of investments in the wholly-owned subsidiaries.

Interest of the 1st and 2nd series is equal to the Interbank Deposit (DI) interest rate [calculated and disclosed by the Central System for Custody and Financial Settlement of Securities (CETIP)], expressed as an annual percentage, base 252 days, plus a 1.75% p.a. spread. This interest will be paid semi-annually on the first business day of March and September. The nominal unit value of the 3rd series bears interest as from the issue date, March 1, 2002, based on the IGP-M, prorated to the number of business days, plus interest of 13.25% p.a. Interest will be paid annually on the first business day of March, and the IGP-M adjustment in a single installment, together with the principal.

In March 2005, Copel filed with the CVM the request for recording a Debenture Program in the amount of R$ 1,000,000. The 1st series of this program will amount to R$ 400,000 and the funds therefrom will be used to pay Eurobonds of US$ 150,000 issued in 1997.

At March 31, 2005, the balance of debentures was as follows:

	Current portion	Long-term	Parent company and
	Principal/interest	Principal		consolidated

			03.31.2005	12.31.2004
Local currency
Debentures	6,727	564,484	571,211	614,027

	6,727	564,484	571,211	614,027

These balances of debentures of R$ 571,211 were transferred to Copel Distribuição (R$ 614,027 at December 31, 2004), in the same manner as the transfer of loans and financing (Notes 12 and 41).

17     Suppliers

	Parent company			Consolidated

	03.31.2005	12.31.2004	03.31.2005	12.31.2004
Charges for use of electric energy grid
Connection	-	-	251	251
Basic grid	-	-	35,837	35,318
Energy transportation	-	-	2,646	2,622
	-	-	38,734	38,191
Electric energy suppliers
Administracion Nac. de Eletr. - ANDE (Paraguay)	-	-	2,731	5,229
Eletrobrás (Itaipu)	-	-	68,417	62,736
Concessionaires - CCEE (Note 38)	-	-	2,754	-
Cia. de Interconexão Energética - CIEN	-	-	90,578	63,000
Cia. de Interconexão Energética - CIEN – long-term	-	-	222,585	239,774
Foz do Chopin Energética Ltda.	-	-	51,298	44,878
Furnas Centrais Elétricas S.A.	-	-	20,358	-
Itiquira Energética S.A.	-	-	6,671	5,894
Dona Francisca Energética S.A.	-	-	4,985	30,517
Other concessionaires	-	-	37,191	6,625
	-	-	507,568	458,653
Materials and services
Petróleo Brasileiro S.A. - Petrobras (c)	-	-	578,099	468,495
Other suppliers	394	440	50,484	41,936
Other suppliers – long-term	-	-	889	889
	394	440	629,472	511,320

	394	440	1,175,774	1,008,164

Total current	394	440	952,300	767,501
Total long-term	-	-	223,474	240,663

a) UEG Araucária Ltda. – UEG Araucária and Copel are litigating in court the purchase and sale agreement of guaranteed power, at the nominal amount of 484.7 MW, signed on May 31, 2000 and effective for 20 years as from the start-up of the thermal plan being built in the Municipality of Araucária, State of Paraná.

Under the purchase and sale of the guaranteed power contract, and the operation and maintenance of the natural gas thermal power plant, COPEL and UEG Araucária agreed that the entire initial guaranteed power of the plant, of 484.7 MW, would be exclusively sold to COPEL.

The monthly amounts paid to December 2002 refer to advances of the amounts which would be due under the terms of the agreement that would be signed between the parties to the original contract, provided that the new agreement would receive the required regulatory authorization. The payments were suspended as from January 2003 by the new management due to the cessation of the negotiations for preparing the new agreement to replace the purchase and sale agreement of the guaranteed electric energy.

On April 1, 2003, UEG Araucária filed a claim against the Company in the Paris Court of Arbitration with the objective of obtaining an arbitration regarding the alleged non-performance of the contract. On April 22, 2003, UEG Araucária sent to COPEL a notification terminating the contract.

On June 22, 2003, COPEL filed in the Paraná State courts an action claiming the annulment of the arbitration clause and was granted an injunction suspending the arbitration procedures, or otherwise subjecting the other party to a daily fine.

Based on the Legal Opinion of the Civil Law Institute (IDC), prepared by renowned jurists, Company management understands that this contract is null and void from a legal standpoint because it was not approved by ANEEL.

Additionally, this opinion mentions that the payment of the purchase value of the plant as a contractual fine, as claimed in the arbitration request, cannot be considered payable before there is a final decision on the litigation by the Brazilian courts. Moreover, this contractual fine is significantly higher than the market value of a similar plant, which is not in compliance with applicable legislation.

Company management, based on this legal opinion and on the understanding that the contract signed by the parties is null and void, decided to reverse the accrued monthly billings of the UEG Araucária contract at June 30, 2003.

On August 14, 2003, the Company filed an new lawsuit against UEG Araucária, called Anticipated Evidence Injunction, notified under No. 24.546/2003 with the 3rd District Tax Court of Curitiba, currently in the final audit stage. The Company intends, in this manner, to provide evidence in its favor that it is impossible to operate the plant in a continuous, safe, permanent manner. The court audit inspection has already been concluded, and the Company is awaiting for the Expert Report, with a technical opinion on the prerequisites presented. The Company and UEG Araucária have appointed technical assistants to follow up on the inspection and they will also issue their conclusions on the same prerequisites.

The preliminary hearing at the Arbitration Court, CCI, Paris, was held on February 22, 2004. This hearing was adjourned to April 15, 2004. On that occasion, COPEL reaffirmed its position that it will not accept the arbitration and noted that there is a decision by Brazilian courts nullifying the contract’s arbitration clause that supported the start of arbitration proceedings in France. In July 2004, there was a further hearing in Paris, continuing the arbitration procedure, when COPEL reaffirmed its previous position. On December 6, 2004, the Arbitration Court, by majority, decided that it was competent to judge the proceedings. This judgment will not affect or change the decisions of the Brazilian courts concerning this matter. After this, the Arbitration Court will discuss the merits of the litigation between the parties, based on the schedule already established by CCI, during 2005, the conclusion of which is estimated for the first six-month period of 2006.

No losses are expected from the advances granted to UEG Araucária as future capital increase, in the amount of R$ 141,899, taking into consideration the negotiation with the other stockholders.

b) Cia. Paranaense de Gás - Compagas – Contract for sale of natural gas, signed in 2000, intended exclusively to be consumed by UEG Araucária to generate electric energy. The agreement period is 20 years, starting on the date the first supply was made (2002).

Because of the litigation with UEG Araucária and the fact that the energy purchase agreement entered into by the Company with UEG was not approved by ANEEL, the Company suspended, on February 25, 2003, the payments relating to the natural gas purchase agreement (this natural gas would be the fuel for the power plant that has never operated) to Compagas which, in turn, suspended payments to Petrobras.

The amount recorded in this account refers to the accrual of the natural gas volume guaranteed by the agreement signed by the parties on a “take or pay” basis. The agreement also prescribes that the amount paid can be recovered over a seven-year period, linked to the equivalent gas consumption. However, this recovery depends on the results of the Company’s discussions with the other shareholders of UEG Araucária, as mentioned in item “a” of this Note.

c) Petróleo Brasileiro S.A. - Petrobras – The amounts of the liabilities to Petrobras result from the inclusion of Compagas in the consolidated balance sheets.

18     Payroll and Labor Accruals

		Parent company		Consolidated

	03.31.2005	12.31.2004	03.31.2005	12.31.2004
Payroll
Payroll, net	-	-	18,570	18,574
Taxes and social contributions	50	81	13,826	13,133
Assignments to third parties	-	-	11	-
	50	81	32,407	31,707
Labor accruals
Vacation pay and 13th month salary	-	-	52,352	39,715
Payroll charges on vacation pay and 13th
month salary	-	-	17,949	13,005
	-	-	70,301	52,720

	50	81	102,708	84,427

19     Post-Employment Benefits

The company’s subsidiaries sponsor Fundação Copel which administers retirement pension plans (“Pension Fund”) and a medical and dental assistance plan (“Health Care Plan”) offered to their current and former employees and their dependents. Both the sponsors and the beneficiaries make contributions to the fund and plan based on actuarial calculations prepared by independent actuaries, according to the current regulations applicable to closed-end supplementary pension entities in order to raise sufficient funds to cover obligations of future benefits.

With the formation of the wholly-owned subsidiaries in 2001, the balance of the debt related to the change in plan (Pension Plan III) in 1998, restated to that date, was transferred to these companies and financed in 210 monthly installments, indexed to the INPC and bearing interest of 6% p.a., payable as from August 1, 2001. As guarantee of these contracts, the sponsors authorized Fundação Copel to block the bank current accounts held by them and, also, the Company is a co-guarantor of any deficit arising from the benefits granted.

The Company adopts the accounting practices established by CVM Deliberation No. 371, of December 13, 2000, to record the costs of the pension fund and the health care plan, as well as the charges on the debt assumed with Plan III (Note 28).

	Pension	Health care	Consolidated
	plan	plan	Total

			2005
Cost of current service	6,045	6,448	12,493
Estimated interest cost	331,611	47,349	378,960
Expected return on plan assets	(287,936)	(2,377)	(290,313)
Estimated employee contributions	(25,731)	-	(25,731)

Total estimated	23,989	51,420	75,409

20     Regulatory Charges

		Consolidated

	03.31.2005	12.31.2004
Current liabilities
Global Reversal Reserve (RGR)	5,491	4,686
RGR - 2002 differences	690	1,380
RGR - 2003 differences	3,702	-
Financial settlement - water resources	12,554	12,392
Fuel Consumption Account (CCC)	16,906	15,709
Energy Development Account (CDE)	10,934	7,093
Inspection fee – ANEEL	878	795
Taxes - FUST and FUNTEL	15	13
Emergency capacity charges	24,081	22,067
	75,251	64,135
Long-term liabilities
RGR - 2003 differences	-	1,588
	-	1,588

21     Other Accounts Payable

		Parent company		Consolidated

	03.31.2005	12.31.2004	03.31.2005	12.31.2004
Public lighting charge collected	-	-	19,756	13,562
Energy presale	-	-	97	96
Low-income consumers	-	-	437	443
Advances from customers - ICMS credit	-	-	6	-
Consumers	-	-	2,826	2,788
Provision for exchange variation on gas
transportation	-	-	652	420
Guarantees	-	-	297	259
Compulsory loan – Eletrobrás	9	9	2,044	1,043
Insurance company – premium payable	-	-	25	1,601
Triunfo Participações e Investimentos S.A.	-	-	1,406	1,791
Other liabilities	3	3	1,519	2,478

	12	12	29,065	24,481

22     Provisions for Contingencies

The Company is a party to several labor claims, tax suits, and civil actions filed with different courts. Company management, based on the opinion of its legal counsel, provides for contingencies relating to litigation where the chances of unfavorable outcomes are probable.

		Judicial deposits		Provisions
		(assets – long-term)	(liabilities – long-term)
		Consolidated		Consolidated

	03.31.2005	12.31.2004	03.31.2005	12.31.2004
Labor	48,359	44,147	64,504	64,504
Civil:
Consumers	1,588	1,456	15,657	15,657
Right of way	6,425	6,399	35,847	35,847
IUEE - Municipalities	-	-	7,374	7,374
Civil and tax courts	-	-	28,018	28,018
	8,013	7,855	86,896	86,896
Tax:
COFINS (a)	-	-	197,549	197,549
PASEP	35,871	35,350	36,089	35,568
INSS (b)	48,014	48,014	18,245	18,245
Federal taxes	-	-	26,000	26,000
	83,885	83,364	277,883	277,362

Other judicial deposits	11,433	11,296	-	-

	151,690	146,662	429,283	428,762

a) COFINS

On August 18, 1998, the Federal Court of the 4th Region issued a decision granting COPEL immunity from the COFINS contribution on electric energy transactions. On August 10, 2000, the Federal Government filed a claim to annul this judgment and the Company was subpoenaed on November 21, 2000, initiating the discussion as to whether this claim could be filed. On December 14, 2000, the case was sent to the Judge containing an objection by COPEL, filed on December 6, 2000 and based on conclusive opinions of renowned jurists on the lack of basis for the claim to annul the judgment. Conservatively, management decided to maintain the provision for contingency only in the amount of the principal being discussed, without interest. In August 2003, the claim was accepted, that is, not favorable to Copel, by majority. Copel filed an appeal requesting clarification of the decision, which was partially accepted. In June 2004, Copel filed a request for reconsideration and judgment was scheduled for December 2, 2004. Following the start of the judgment on that day and presentations by representatives of both parties, the Federal Court announced its postponement. The parties are waiting for a new date to be scheduled.

This provision was not included in the REFIS because the Company considers it has probable chances of a favorable outcome, based on the opinion of several jurists.

b) INSS

In addition to deposits related to accrued third-party payments, court deposits involving Social Security (INSS) include other lawsuits involving the Company that are being challenged and supported by appeal deposits.

23     Capital

At March 31, 2005, capital amounts to R$ 3,480,000 and the shares (without par value) are held by the following main stockholders:

							Thousands of shares

Stockholders	Common		Preferred "A"		Preferred "B"			Total

		%		%		%		%
State of Paraná	85,028,464	58.6	-	-	-	-	85,028,464	31.1
Paraná Investimentos S.A.	134	-	-	-	13,639	-	13,773	-
Eletrobrás	1,530,775	1.1	-	-	-	-	1,530,775	0.6
BNDESPAR	38,298,775	26.4	-	-	27,935,816	21.8	66,234,591	24.2
Custody in stock exchanges
(Brazil)	16,649,326	11.5	123,406	30.5	59,777,681	46.6	76,550,413	27.9
Custody in stock exchanges
(ADS's)	2,916,201	2.0	-	-	40,363,966	31.5	43,280,167	15.8
Municipalities	184,295	0.1	14,716	3.6	-	-	199,011	0.1
Other stockholders	423,111	0.3	266,175	65.9	128,896	0.1	818,182	0.3

	145,031,081	100.0	404,297	100.0	128,219,998	100.0	273,655,376	100.0

Each share entitles its holder to one vote in General Meetings.

Class “A” preferred shares do not have any voting rights, however, they have priority in the reimbursement of capital and the right to annual, non-cumulative, dividends of 10% calculated on the capital represented by the shares of this class.

Class “B” preferred shares do not have any voting rights, however, they have priority in the minimum dividend, calculated based on 25% of net income, adjusted as prescribed by corporate legislation and the Company’s by-laws. The dividends that are assured to class “B” shares have priority only over common shares, paid using the remaining net income after the payment of preferred dividends to class “A” shares.

Under Article 17 and its paragraphs of Law 6,404/1976, dividends paid to preferred shares must be at least 10% higher than those attributed to common shares.

24     Operating Revenues

		Consolidated

	03.31.2005	03.31.2004
Electric energy supply
Residential	447,518	402,391
Industrial	357,303	330,816
Commercial	261,443	225,015
Rural	62,229	55,782
Public entities	35,614	30,989
Public lighting	34,203	30,896
Utility service	28,071	26,389
	1,226,381	1,102,278
Electric energy sales
Auction - CCEAR	109,207	-
Initial contracts	8,764	8,463
Bilateral agreements	105,239	89,708
Sales - CCEE (Note 38)	4,440	6,255
	227,650	104,426
Use of transmission grid
Electric grid	30,928	11,799
Basic grid	33,223	31,722
Connection grid	41	39
	64,192	43,560
Revenues from telecommunications
Data communication and telecommunication services	12,478	9,500
	12,478	9,500
Distribution of piped gas
Sales of natural gas	40,360	35,188
	40,360	35,188
Other operating revenues
Services	2,854	3,391
Leases and rents	12,531	6,839
Subsidy - CCC	3,365	3,000
Charged service	1,869	1,753
Other revenues	172	258
	20,791	15,241

	1,591,852	1,310,193

25     Deductions from Operating Revenues

		Consolidated

	03.31.2005	03.31.2004
Taxes and contributions on revenues
COFINS	64,600	54,979
PIS	13,944	13,099
ICMS	319,509	275,519
ISSQN	302	301
	398,355	343,898
Consumer charges
RGR quota	19,329	16,614
Emergency capacity charges	24,841	43,691
	44,170	60,305

Other deductions	-	31

	442,525	404,234

26     Electric Energy Purchased for Resale

		Consolidated

	03.31.2005	03.31.2004
Eletrobrás (Itaipu)	131,987	100,140
Cia. de Interconexão Energética - CIEN	79,909	82,774
Dona Francisca Energética S.A.	12,778	10,647
Itiquira Energética S.A.	17,889	16,090
Furnas Centrais Elétricas S.A.	44,321	-
Companhia Hidro Elétrica do São Francisco	31,204	-
Foz do Chopin Energética Ltda.	5,601	5,167
Companhia Energética de São Paulo	11,746	-
Electric Energy Trade Chamber (CCEE)	1,128	11,656
Other concessionaires	23,266	4,793

	359,829	231,267

27     Personnel Expenses

		Parent company		Consolidated

	03.31.2005	03.31.2004	03.31.2005	03.31.2004
Wages and salaries	742	729	100,843	71,392
Payroll charges	161	173	36,086	25,514
Food and tuition allowances	-	-	8,455	7,030
Labor and severance indemnities (*)	-	-	272	144
(-) Transfers to construction in progress	-	-	(9,132)	(7,156)

	903	902	136,524	96,924

(*) Net of reversals

28     Pension Fund and Health Care Plan

The expenses incurred in the pension fund and health care plan in the first quarter of 2005 were:

		Health
	Pension	care		Consolidated

			03.31.2005	03.31.2004
Post-employment period	6,596	12,855	19,451	29,459
Current employees	-	4,767	4,767	4,705

	6,596	17,622	24,218	34,164

29     Materials

		Consolidated

	03.31.2005	03.31.2004
Materials used in the electric energy system	4,702	3,014
Fuel and vehicle parts	4,644	4,028
Canteen materials	770	619
Civil construction materials	567	440
Security materials	393	342
Hotel and inn materials	317	239
IT materials	295	1,239
Tools	278	198
Clothes and uniforms	205	61
Vehicles and automotive equipment lubricants	148	137
Other materials	1,256	801

	13,575	11,118

30     Raw Materials and Inputs Used in Energy Generation

		Consolidated

	03.31.2005	03.31.2004
Fuel for electric energy generation	3,366	8,272
Other inputs	58	58

	3,424	8,330

31     Natural Gas and Inputs for Gas Operations

		Consolidated

	03.31.2005	03.31.2004
Natural gas purchased for resale	85,624	77,902
Other inputs	17	44

	85,641	77,946

The gas purchased relates to the Compagas operations, which serves Copel Geração and other customers.

32     Third Party Services

		Parent company		Consolidated

	03.31.2005	03.31.2004	03.31.2005	03.31.2004
Technical and administrative consultancy	13	318	4,680	5,887
Electric energy system maintenance	-	-	4,654	3,578
Mail services	-	-	3,787	3,502
Data processing and transmission	-	-	3,262	3,151
Authorized agents	-	-	3,205	3,090
Administrative support services	48	56	2,912	2,292
Telephone	-	-	1,947	4,828
Reading and delivery of bills	-	-	1,860	1,747
Customer care	-	-	1,743	862
Travel	91	156	1,458	1,542
Security	-	-	1,398	1,584
Facilities maintenance	-	9	983	855
Franchise agency management	-	-	770	905
Facilities – green area services	-	-	748	652
Vehicles – repairs and maintenance	-	-	694	567
Import taxes and expenses	-	-	637	10
Audit	486	121	634	405
Lamppost - contractors	-	-	633	919
Telephone operator – corporate entity	-	-	626	1,066
Telecommunications – system maintenance	-	-	608	753
Freight and transportation	-	-	499	502
Legal expenses	28	74	451	337
Training	96	54	441	423
Copies	3	-	363	91
Right of way cleaning	-	-	286	65
Tree pruning	-	-	232	118
Water consumption	-	-	209	189
Communication	-	39	192	306
Machinery and furniture maintenance	-	-	178	143
Advertising and publicity	39	-	177	227
Intermediation of electric energy sales	-	-	-	3,259
Other services	21	37	1,640	1,123

	825	864	41,907	44,978

33     Regulatory Charges

		Consolidated

	03.31.2005	03.31.2004
Fuel Consumption Account (CCC)	57,488	43,827
Financial settlement – water resources	18,029	14,644
Inspection fee - ANEEL	2,635	1,775
Energy Development Account (CDE)	36,892	20,504
Taxes - FUST and FUNTEL	44	39

	115,088	80,789

34     Other Operating Expenses

		Parent company		Consolidated

	03.31.2005	03.31.2004	03.31.2005	03.31.2004
Research and development and energy efficiency	-	-	2,402	1,431
Leases and rents	22	15	3,858	3,739
Insurance	1	1	1,128	1,265
Taxes	260	187	4,095	3,637
Donations, contributions and subsidies	-	-	15	5
Provision (reversal) for doubtful accounts – consumers
and resellers (Note 4)	-	-	24,653	(1,940)
Provision (reversal) for doubtful accounts – services to
third parties/other receivables	-	-	(1)	(956)
Advertisements – special campaigns	747	400	905	4,906
Own consumption of electric energy	-	-	887	419
Indemnities	-	-	561	578
Expense recoveries	(182)	(197)	(7,750)	(3,736)
General expenses	-	3	1,638	1,335

	848	409	32,391	10,683

35     Financial Income (Expenses), net

		Parent company		Consolidated

	03.31.2005	03.31.2004	03.31.2005	03.31.2004
Financial income
Income of financial investments	364	14	17,605	11,391
Interest and commissions	681	1,240	31,721	21,738
Monetary variations	-	-	23,871	27,608
Arrears changes on energy bills	-	-	11,089	12,132
(-) Taxes and social contributions on financial
income	-	(47)	-	(3,509)
Monetary restatement - CVA	-	-	7,591	3,458
Interest on taxes recoverable	120	-	904	130
Other financial income	7	-	1,996	4,517
	1,172	1,207	94,777	77,465
(-) Financial expenses
Interest on loans and financing	-	2,878	43,641	47,441
Monetary and exchange variations	-	-	6,970	19,290
Interest on tax installments	1,123	233	1,123	233
Interest on derivative transactions	-	-	12,353	8,281
Contractual fines – tax and others	381	5,002	41,073	18,560
Other financial expenses	498	1,269	9,441	11,199
	2,002	9,382	114,601	105,004

	(830)	(8,175)	(19,824)	(27,539)

36     Equity in the Earnings (Loss) of Subsidiary and Associated Companies

		Parent company		Consolidated

	03.31.2005	03.31.2004	03.31.2005	03.31.2004
Equity in earnings (loss)
Copel Geração S.A.	2,987	8,024	-	-
Copel Transmissão S.A.	30,116	26,434	-	-
Copel Distribuição S.A.	31,485	53,520	-	-
Copel Telecomunicações S.A.	732	142	-	-
Copel Participações S.A.	16,132	8,217	-	-
Associated companies (a)	-	-	5,503	3,443
	81,452	96,337	5,503	3,443
Dividends	1	41	1	41
Goodwill amortization
Sercomtel S.A. Telecomunicações	-	-	(1,057)	(1,057)
Sercomtel Celular S.A.	-	-	(145)	(145)
	-	-	(1,202)	(1,202)

	81,453	96,378	4,302	2,282

a) Equity in the earnings (loss) of associated companies

			Copel		Consolidated
	Net income (loss)		holding	Equity in earnings (loss)

	03.31.2005	03.31.2004	(%)	03.31.2005	03.31.2004
Sercomtel S.A. - Telecomunicações	1,859	1,724	45.00	837	(1,870)
Sercomtel Celular S.A.	230	1,636	45.00	103	736
Dominó Holdings S.A.	21,590	23,200	15.00	3,171	3,480
Escoelectric Ltda.	(1,491)	(912)	40.00	(222)	(365)
Copel Amec S/C Ltda.	70	(4)	48.00	34	(2)
Dona Francisca Energética S.A.	1,376	1,040	23.03	-	-
Carbocampel S.A.	(8)	(7)	49.00	(4)	(4)
Braspower S/C Ltda.	(49)	(78)	49.00	-	-
Centrais Eólicas do Paraná Ltda.	198	206	30.00	60	62
Foz do Chopim Energética Ltda.	4,259	3,930	35.77	1,524	1,406
UEG Araucária Ltda.	(14,878)	(21,458)	20.00	-	-
				5,503	3,443

The Company has been recording its investments on the equity method of accounting, limited to the amount of each investment.

The Company, based on financial statements of the associated company Sercomtel S.A. Telecomunicações at December 31, 2004 audited by PricewaterhouseCoopers Auditores Independentes – paragraph 4, report dated February 11, 2005 –– recognized an equity accounting loss of R$ 7,881. This amount refers to the equity loss in Copel arising from investments made by Sercomtel in other companies, which recorded a provision for net capital deficiency.

At December 31, 2004, the equity accounting adjustments in the associated company Dominó Holdings S.A. were recorded based on preliminary financial statements. Consequently, the equity in earnings was overstated by R$ 67, which was corrected in the first quarter of 2005.

37     Tariff Adjustments

a) Annual tariff adjustment

ANEEL, through Resolution No. 284 of June 23, 2003, approved electric energy tariffs chargeable to the Company’s end consumers, established the annual revenue of the connection installations, set the annual amount of the electric energy inspection service fee, and the tariffs for the use of distribution systems.

The tariff increase applies since June 24, 2003, with an average increase of up to 25.27% .

As disclosed in the Material Event published on June 27, 2003, in order to mitigate the impacts of this increase for the Paraná consumers and avoid a possible decrease in consumption, reduce default, reward timely payments by consumers, and attract new consumers, especially manufacturers, the Board of Directors of the Company at the 60th Extraordinary Meeting held on August 26, 2003 and the 102nd General Meeting held on December 9, 2003, granted a discount on energy bills to performing consumers in the same percentage as the increase authorized by ANEEL. This measure was also analyzed by the 159th Extraordinary General Meeting of stockholders held on October 3, 2003 and re-ratified by the 160th Extraordinary General Meeting held on November 13, 2003.

Starting January 2004, the Company decided to reduce to 8.2% the percentage of discount offered to performing consumers. This decision resulted in an average increase of 15% in the total amount of the energy bills.

b) Periodic tariff review

Electric energy utility concession contracts establish that ANEEL can periodically review regulated tariffs to increase or decrease them because of changes in the cost structure and the market of the concessionaire, the tariffs charged by similar domestic and foreign companies, incentives to stimulate investments, efficiency, and the type of tariffs.

ANEEL Resolution 146, published in the Official Government Gazette on June 24, 2004, contained the final result of the periodical tariff review of COPEL. Based on this resolution, the average readjustment was 14.43% on the tariffs approved by Resolution 284/2003. This adjustment comprises 9.17% relating to the rate determined by the process of tariff review, and 5.26% relating to cost recoveries already realized (CVA).

In order to control the default levels and stimulate the electric energy consumption in the State of Paraná, the Company decided to continue granting discounts to those consumers who pay bills on time. Accordingly, on the amounts of Resolution 146/04 (which includes the adjustment of 25.27% for 2003 and 14.43% for 2004), the Company granted an average discount of 12.5% .

As a result, the average increase transferred to consumers who pay bills on time, as from June 24, 2004, was some 9%.

As from February 1, 2005, the Copel tariff discounts were reduced to some 8.2% on the amounts of Resolution 146/04, resulting in an average adjustment of 5%.

To enable the discounts granted by Copel Distribuição to its end consumers, Copel Geração also granted an average discount of 28% in 2004. In line with the procedure previously adopted, Copel Geração granted an average discount of 5.6% in the first quarter of 2005.

38     Electric Energy Trade Chamber (CCEE) (formerly Wholesale Energy Market – MAE)

COPEL Distribuição electric energy sale details, considered in the MAE accounting records, were not recognized by the Company as effective and definite for 2000, 2001 and the first quarter of 2002. This data was calculated based on criteria and amounts established in ANEEL Decision No. 288/2002 and ANEEL Resolution No. 395/2002. The Company has challenged these decisions at the administrative level and in the courts.

The Company’s claim is substantially based on the fact that the Decision and Resolution were applied retroactively to the date of the operations, especially as regards the partial sale of its share of energy from Itaipu in the Southern and Southeastern submarkets to meet independent electric energy supply bilateral agreements during the rationing period in 2001, when there was a significant difference in the prices of spot market energy. At March 31, 2005, the estimated amount of the calculation differences was approximately R$ 560,000, which has not been recognized by the Company in its payables for spot market energy.

On August 27, 2002, the Company obtained a favorable injunction issued by the 1st Federal Region Court, intended to stay the settlement of the amount determined by ANEEL Decision No. 288 and Resolution No. 395.

Management, based on the opinion of its legal counsel, considers that there are good chances of a favorable outcome on these proceedings.

The accumulated balances related to transactions carried out by the Company, are as follows:

	COPEL	COPEL
	Geração	Distribuição	Total consolidated

			03.31.2005	12.31.2004
Current assets (Note 4)
Up to December 2004	98	507	605	11,725
From January to March 2005	2,157	-	2,157	-
	2,255	507	2,762	11,725
Current liabilities (Note 17)
From January to March 2005	119	2,635	2,754	-
	119	2,635	2,754	-

Changes in spot-market energy amounts (CCEE) in the first quarter of 2005 are as follows:

	Amount to			Amount to
	be settled	Settlement	Appropriation	be settled

	31.12.2004			31.03.2005
Current assets (Note 4)
Up to December 2003	11,725	(11,355)	235	605
From January to March 2005	-	(1,929)	4,086	2,157
	11,725	(13,284)	4,321	2,762
Current liabilities (Note 17)
From January to March 2005	-	(1,877)	4,631	2,754
	-	(1,877)	4,631	2,754

Total net	11,725	(11,407)	(310)	8

On June 24, 2003, after the completion of the audit work, MAE issued a communication approving the new calendar for the settlement of the remaining 50% of transactions carried out from December 2000 to December 2002. This settlement was made on July 3, 2003, and the previously agreed dates for the settlement of transactions carried out in October, November, and December 2002 were maintained, i.e., July 7, 2003, July 10, 2003, and July 17, 2003, respectively.

The long-term energy amounts may be subject to change depending on the decisions on the ongoing lawsuits filed by certain industry companies and the interpretation of COPEL of the current market rules. These companies, not included in the rationing area, were granted an injunction that nullifies ANEEL Decision No. 288, of May 16, 2002, the purpose of which was to explain to industry companies the treatment and the application of certain MAE accounting rules included in the General Electric Energy Industry Agreement.

MAE was extinguished and its activities, assets and liabilities were absorbed by the new CCEE on November 12, 2004.

According to the decree referred to, CCEE was formed as a private corporate entity subject to ANEEL regulations and inspections.

39     Financial Instruments

Company management carries out, through a derivatives policy, currency hedge transactions to protect against the effects of foreign exchange fluctuations on US dollar-denominated liabilities.

The nominal outstanding amount of the derivatives is R$ 444,383, where the Company has an asset position corresponding to exchange fluctuations and a liability position in relation to the percentage change of the Interbank Deposit Certificate (CDI) interest rate.

The book value of these financial instruments is restated in accordance with the contractual rates. The unrealized loss on these transactions intended to minimize the exposure to foreign exchange fluctuations, of R$ 136,982, is recorded in financial expenses (R$ 12,353 in the first quarter of 2005, R$ 90,905 in 2004 and R$ 33,724 in 2003).

40     Related-party Transactions

COPEL carried out a number of unconsolidated related party transactions, including the sale of electric energy. Tariffs charged were approved by ANEEL and the amounts billed were not considered material for disclosure purposes. All other transactions were carried out under terms and conditions similar to market.

The main balances of the related party transactions in the balance sheet are:

Related party	Nature of the transaction		Consolidated

		03.31.2005	12.31.2004
Current assets
Braspower I. Engineering S/C Ltda.	Loan of employees	655	982
Copel Amec S/C Ltda.	Loan of employees	18	18
Paraná State Government	Loan of employees	1,159	1,154
Paraná State Government	Results for Offset (CRC) account
	(Note 8)	30,069	29,459
Petrobras Gás S.A	Foreign exchange variation – gas transportation	955	1,253
Sercomtel S.A. Telecomunicações	Optical fibers leasing	-	89

Long-term receivables
Elejor - Centr. Elet.do Rio Jordão S.A.	Loan agreement (Note 12)	244,199	216,926
Foz do Chopim Energética Ltda.	Loan agreement (Note 12)	33,989	33,476
Paraná State Government	Results for Offset (CRC) account
	(Note 11)	1,180,383	1,167,945

Current liabilities
BNDES	Financing of deviation of the Jordão river
	(Note 15)	4,069	5,379
BNDES	Financing of machinery, equipment, works,
	facilities and services (Note 15)	6,340	6,295
Centrais Eólicas do Paraná Ltda.	Electric energy purchases	1,627	1,357
Dona Francisca Energética S.A.	Electric energy purchases (Note 17)	4,985	30,517
Dutopar Participações Ltda.	Reimbursement of salaries of employee
	expenses	252	120
Eletrobrás	Financing (Note 15)	46,296	46,356
Eletrobrás (Itaipu)	Electric energy purchases (Note 17)	68,417	62,736
Foz do Chopim Energética Ltda.	Electric energy purchases (Note 17)	51,298	44,878
Petrobras Gás S.A	Gas purchased for resale (Note 17)	578,099	468,495
Petrobras Gás S.A	Foreign exchange variation – gas transportation	652	420
Petrobras Gás S.A	Reimbursement of salaries of employee
	expenses	29	28

Long-term liabilities
BNDES	Financing of machinery, equipment, works,
	facilities and services (Note 15)	36,524	37,835
Eletrobrás	Financing (Note 15)	345,494	355,884

The main balances of related-party transactions in the statement of income are:

Related party	Nature of the transaction		Consolidated

		03.31.2005	03.31.2004
Gross sales and/or service revenues
Onda Provedor de Serviços S.A.	Optical fiber leasing	5	196
Sercomtel S.A. Telecomunicações	Optical fiber leasing	151	373

Electric energy purchased for resale
Centrais Eólicas do Paraná Ltda.	Electric energy purchases	202	208
Dona Francisca Energética S.A.	Electric energy purchases (Note 26)	12,778	10,647
Eletrobrás (Itaipu)	Electric energy purchases (Note 26)	131,987	100,140
Foz do Chopim Energética Ltda.	Electric energy purchases (Note 26)	5,601	5,167

Natural gas and inputs for gas operations
Petrobras Gás S.A	Gas purchased for resale (Note 31)	85,624	77,901

Other operating expenses
Braspower I.Engineering S/C Ltda.	Recovery of loan of employee expenses	(104)	(124)
Copel Amec S/C Ltda.	Recovery of loan of employee expenses	-	(42)
Dutopar Participações Ltda.	Reimbursement of salaries of employee
	expenses	69	259
Paraná State Government	Recovery of loan of employee expenses	120	34

Financial income
Elejor - Centr. Elet.do Rio Jordão S.A.	Loan agreement income	11,029	-
Foz do Chopim Energética Ltda.	Loan agreement income	826	642
Paraná State Government	CRC revenues	39,466	45,928
Onda Provedor de Serviços S.A.	Interest on installments of optical fiber
	leasing bills	86	39

Financial expenses
BNDES Participações S.A.	Financing of deviation of the Jordão river	176	372
BNDES Participações S.A.	Financing of machinery, equipment, works,
	facilities and services	1,375	1,175
Foz do Chopim Energética Ltda.	Fine on electric energy purchase agreement	818	-
Eletrobrás	Financing expenses	9,290	10,474

The balances of transactions between the Company and its wholly-owned subsidiaries are shown in Note 12.

BNDES - BNDES Participações S.A. - BNDESPAR holds 26.4% of the Company’s common shares and has the right to indicate two members of the Board of Directors. BNDESPAR is a wholly-owned subsidiary of BNDES.

Dona Francisca Energética S.A. - The Company provided guarantees to its indirect associated company Dona Francisca Energética S.A. for the loans from the Interamerican Development Bank (IDB) (guaranteed by shares of the associated company held by the Company) and the National Economic and Social Development Bank (BNDES) (joint debtor), in the amounts of US$ 40,700 and R$ 47,300, respectively.

Dutopar Participações S.A. and Petrobras Gás S.A – Both companies are minority stockholders of Cia. Paranaense de Gás – Compagas.

Eletrobrás – Eletrobrás holds 1.1% of the Company’s common shares. The Company has loans with Eletrobrás, as described in Note 15.

UEG Araucária Ltda. - The Company entered into an agreement with UEG Araucária for the purchase of assured electric energy. The term of this agreement is being discussed in court (Note 17).

41     Wholly-owned Subsidiaries

Shown below are the financial statements at March 31, 2005 of the wholly-owned subsidiaries Copel Geração (GER), Copel Transmissão (TRA), Copel Distribuição (DIS), Copel Telecomunicações (TELECOM) and Copel Participações (PAR) and the subsidiary Companhia Paranaense de Gás – Compagas (COM):

Assets	GER	TRA	DIS	TELECOM	PAR	COM

Current assets
Cash and cash equivalents	239,601	11,434	125,698	1,345	24	17,921
Consumers and resellers, net	295,207	71,257	728,725	-	-	467,451
Services provided to third parties, net	1,999	110	284	4,578	-	-
Dividends receivable	-	-	-	-	6,914	-
Services in progress	913	2,844	462	-	231	-
CRC transferred to the Paraná State
Government	-	-	30,069	-	-	-
Taxes and contributions recoverable	45,968	12,314	62,198	3,414	4,051	1
Storeroom inventories	55	9,194	18,743	4,225	-	460
“Portion A” offsetting account	-	-	208,470	-	-	-
Other receivables	12,554	5,862	47,831	1,017	153	1,795
	596,297	113,015	1,222,480	14,579	11,373	487,628
Long-term receivables
Consumers and resellers	24,443	-	27,001	-	-	655
CRC transferred to the Paraná State
Government	-	-	1,180,383	-	-	-
Taxes and contributions recoverable	48,963	36,348	286,175	11,451	6,473	2,473
Judicial deposits	5,797	13,533	48,237	237	-	-
Subsidiary, associated and parent
companies	577,703	80,480	-	-	244,199	-
“Portion A” offsetting account	-	-	55,171	-	-	-
Other receivables	3,871	29,830	112,488	-	1,694	52
	660,777	160,191	1,709,455	11,688	252,366	3,180
Permanent assets
Investments	4,150	2,257	404	-	501,116	2
Property, plant and equipment	2,980,701	1,023,914	1,825,814	184,056	187	121,568
( - ) Special liabilities	-	(7,140)	(727,663)	-	-	-
Deferred charges	-	-	-	-	-	92
	2,984,851	1,019,031	1,098,555	184,056	501,303	121,662

Total assets	4,241,925	1,292,237	4,030,490	210,323	765,042	612,470

Liabilities and stockholders’ equity	GER	TRA	DIS	TELECOM	PAR	COM

Current liabilities
Loans and financing	475,318	18,019	23,919	-	-	6,340
Debentures	-	-	6,727	-	-	-
Suppliers	618,875	5,361	595,123	1,222	4	445,296
Taxes and social contributions	8,499	2,115	207,915	1,007	-	3,092
Interest on equity	23,382	132,434	-	916	38,029	8,652
Payroll and labor provisions	15,749	15,646	65,041	4,834	733	655
Post-employment benefits	24,285	24,317	81,000	5,395	138	-
Regulatory charges	19,521	1,491	54,224	15	-	-
Derivative transactions	136,982	-	-	-	-	-
Other accounts payable	178	35	25,653	60	1,406	1,906
	1,322,789	199,418	1,059,602	13,449	40,310	465,941
Long-term liabilities
Loans and financing	406,042	99,859	129,098	-	-	36,524
Debentures	-	-	564,484	-	-	-
Suppliers	889	-	222,585	-	-	-
Post-employment benefits	101,752	90,145	307,604	19,242	605	723
Taxes and social contributions	-	8,197	51,616	-	-	8,148
Subsidiary, associated and parent
companies	-	-	173,740	67,244	333,749	-
Provision for contingencies	38,522	29,307	120,133	682	-	-
	547,205	227,508	1,569,260	87,168	334,354	45,395
Stockholders’ equity
Capital	2,338,932	751,989	1,607,168	120,650	330,718	39,648
Capital reserves	-	-	-	701	-	-
Revenue reserves	30,012	83,206	-	107	43,528	51,666
Retained earnings (accumulated deficit)	2,987	30,116	(205,540)	(11,752)	16,132	9,820
	2,371,931	865,311	1,401,628	109,706	390,378	101,134

Total liabilities and stockholders’ equity	4,241,925	1,292,237	4,030,490	210,323	765,042	612,470

Statement of Income	GER	TRA	DIS	TELECOM	PAR	COM

Operating revenues
Electric energy supply	12,482	-	1,214,727	-	-	-
Electric energy sales to distributors	284,699	-	26,257	-	-	-
Use of transmission grid	-	90,211	30,928	-	-	-
Telecommunication revenue	-	-	-	19,610	-	-
Distribution of piped gas	-	-	-	-	-	116,302
Other operating revenues	4,203	351	16,455	-	-	10
Deductions from operating revenues	(37,045)	(5,786)	(385,479)	(2,824)	-	(11,391)
Net operating revenues	264,339	84,776	902,888	16,786	-	104,921
Operating expenses
Personnel, pension fund and health care plan	(22,376)	(22,194)	(106,315)	(6,800)	(941)	(1,109)
Materials	(1,632)	(1,031)	(10,478)	(336)	(1)	(95)
Raw materials and inputs used in electric energy
generation	(79,492)	-	-	-	-	-
Natural gas and inputs for gas operations	-	-	-	-	-	(85,641)
Third party services	(10,638)	(2,399)	(33,972)	(1,631)	(23)	(740)
Electric energy purchased for resale	(12,903)	-	(430,233)	-	-	-
Charges on use of transmission system	(29,814)	-	(138,970)	-	-	-
Depreciation and amortization	(25,530)	(9,322)	(36,515)	(6,614)	(11)	(1,168)
Regulatory charges	(18,882)	(655)	(95,507)	(44)	-	-
Other operating expenses	(2,059)	(1,640)	(26,992)	(322)	(12)	(479)
	(203,326)	(37,241)	(878,982)	(15,747)	(988)	(89,232)
Results from operations	61,013	47,535	23,906	1,039	(988)	15,689
Results from investments in other companies	-	-	-	-	9,309	-
Financial results, including foreign exchange
variations
Financial income	11,960	1,555	67,954	246	11,034	983
Financial expenses	(67,707)	(2,945)	(39,692)	(141)	(337)	(1,777)
	(55,747)	(1,390)	28,262	105	10,697	(794)
Operating profit	5,266	46,145	52,168	1,144	19,018	14,895
Non-operating income (expenses), net	(11)	(139)	(3,671)	(8)	-	(18)
Profit before taxation	5,255	46,006	48,497	1,136	19,018	14,877
Income tax and social contribution on net
income	(2,268)	(15,890)	(17,012)	(405)	(2,886)	(5,057)

Net income for the quarter	2,987	30,116	31,485	731	16,132	9,820

05.01 – Comments on Company Performance during the Quarter

The comments on the Company’s performance during the quarter are presented together with the comments on the consolidated performance.

06.01 – Consolidated Balance Sheet - Assets (in thousands of reais)

Code	Description	3/31/2005	12/31/2004
1	Total assets	10,080,001	9,879,281
1.01	Current assets	1,826,083	1,633,077
1.01.01	Cash and cash equivalents	505,141	519,236
1.01.02	Receivables	1,288,264	1,083,209
1.01.02.01	Consumers and resellers	961,785	846,144
1.01.02.02	Provision for doubtful accounts	(110,618)	(85,965)
1.01.02.03	Services rendered to third parties, net	4,591	2,823
1.01.02.04	Dividends receivable	2,886	2,886
1.01.02.05	Services in progress	5,592	5,621
1.01.02.06	CRC transferred to the Paraná State Government	30,069	29,459
1.01.02.07	Taxes and social contributions	112,103	49,269
1.01.02.08	“Portion A” offsetting account	208,470	197,162
1.01.02.09	Other receivables	73,386	35,810
1.01.03	Storeroom inventories	32,678	30,632
1.01.04	Other	0	0
1.02	Long-term receivables	2,391,375	2,390,203
1.02.01	Receivables	2,113,187	2,139,801
1.02.01.01	Consumers and resellers	52,099	56,921
1.02.01.02	CRC transferred to the Paraná State Government	1,180,383	1,167,945
1.02.01.03	Taxes and social contributions	525,910	528,685
1.02.01.04	Judicial deposits	151,690	146,662
1.02.01.05	“Portion A” offsetting account	55,171	111,246
1.02.01.06	Other receivables	147,934	128,342
1.02.02	Payables to related parties	278,188	250,402
1.02.02.01	Associated companies	278,188	250,402
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other related parties	0	0
1.02.03	Other	0	0
1.03	Permanent assets	5,862,543	5,856,001
1.03.01	Investments	461,013	456,707
1.03.01.01	In associated companies	376,002	371,701
1.03.01.02	In subsidiaries	71,895	71,895
1.03.01.03	Other investments	13,116	13,111
1.03.02	Property, plant and equipment	5,401,438	5,399,165
1.03.02.01	Property, plant and equipment in use	5,535,422	5,530,383
1.03.02.02	Construction in progress	600,819	594,230
1.03.02.03	Special liabilities	(734,803)	(725,448)
1.03.03	Deferred charges	92	129

06.02 – Consolidated Balance Sheet - Liabilities and Stockholders' Equity (in thousands of reais)

Code	Description	3/31/2005	12/31/2004
2	Total liabilities	10,080,001	9,879,281
2.01	Current liabilities	2,338,924	2,247,937
2.01.01	Loans and financing	523,597	514,396
2.01.02	Debentures	6,727	156,620
2.01.03	Suppliers	952,300	767,501
2.01.04	Taxes and social contributions	286,462	295,613
2.01.05	Dividends payable	90,697	91,352
2.01.06	Provisions	102,708	84,427
2.01.07	Payables to related parties	0	0
2.01.08	Other	376,433	338,028
2.01.08.01	Post-employment benefits	135,135	124,783
2.01.08.02	Regulatory charges	75,251	64,135
2.01.08.03	Derivative transactions	136,982	124,629
2.01.08.04	Other payables	29,065	24,481
2.02	Long-term liabilities	2,476,797	2,450,283
2.02.01	Loans and financing	671,523	702,868
2.02.02	Debentures	564,484	457,407
2.02.03	Provisions	429,283	428,762
2.02.04	Payables to related parties	0	0
2.02.05	Other	811,507	861,246
2.02.05.01	Suppliers	223,474	240,663
2.02.05.02	Post-employment benefits	520,071	540,587
2.02.05.03	Taxes and social contributions	67,962	78,408
2.02.05.04	Regulatory charges	0	1,588
2.03	Deferred income	0	0
2.04	Minority interest	49,556	44,744
2.05	Stockholders’ equity	5,214,724	5,136,317
2.05.01	Paid-up capital	3,480,000	3,480,000
2.05.02	Capital reserves	817,293	817,293
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiaries/associated companies	0	0
2.05.04	Revenue reserves	839,024	839,024
2.05.04.01	Legal	184,702	184,702
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profit	0	0
2.05.04.05	Retained profits	654,322	654,322
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Other revenue reserves	0	0
2.05.05	Retained earnings	78,407	0

07.01 – Consolidated Statement of Income (in thousands of reais)

		1/1/2005	1/1/2005	1/1/2004	1/1/2004
Code	Description	to 3/31/2005	to 3/31/2005	to 3/31/2004	to 3/31/2004
3.01	Gross sales and/or service revenues	1,591,852	1,591,852	1,310,193	1,310,193
3.01.01	Electric energy supply	1,226,381	1,226,381	1,102,278	1,102,278
3.01.02	Electric energy sales	227,650	227,650	104,426	104,426
3.01.03	Use of transmission grid	64,192	64,192	43,560	43,560
3.01.04	Revenues from telecommunications	12,478	12,478	9,500	9,500
3.01.05	Distribution of piped gas	40,360	40,360	35,188	35,188
3.01.06	Other operating revenues	20,791	20,791	15,241	15,241
3.02	Deductions	(442,525)	(442,525)	(404,234)	(404,234)
3.03	Net sales and/or service revenues	1,149,327	1,149,327	905,959	905,959
3.04	Cost of sales and/or services	(1,003,594)	(1,003,594)	(728,992)	(728,992)
3.04.01	Electric energy purchased for resale	(359,829)	(359,829)	(231,267)	(231,267)
3.04.02	Charges for use of transmission system	(104,841)	(104,841)	(51,937)	(51,937)
3.04.03	Transportation of electric energy	(6,996)	(6,996)	(4,165)	(4,165)
3.04.04	Personnel	(136,524)	(136,524)	(96,924)	(96,924)
3.04.05	Pension fund and health care plan	(24,218)	(24,218)	(34,164)	(34,164)
3.04.06	Materials	(13,575)	(13,575)	(11,118)	(11,118)
3.04.07	Materials and inputs used in energy generation	(3,424)	(3,424)	(8,330)	(8,330)
3.04.08	Natural gas and inputs	(85,641)	(85,641)	(77,946)	(77,946)
3.04.09	Third party services for gas operations	(41,907)	(41,907)	(44,978)	(44,978)
3.04.10	Depreciation and amortization	(79,160)	(79,160)	(76,691)	(76,691)
3.04.11	Regulatory charges	(115,088)	(115,088)	(80,789)	(80,789)
3.04.12	Other operating expenses	(32,391)	(32,391)	(10,683)	(10,683)
3.05	Gross profit	145,733	145,733	176,967	176,967
3.06	Operating income/expenses	(15,522)	(15,522)	(25,257)	(25,257)
3.06.01	Selling	0	0	0	0
3.06.02	General and administrative	0	0	0	0
3.06.03	Financial	(19,824)	(19,824)	(27,539)	(27,539)
3.06.03.01	Financial income	94,777	94,777	77,465	77,465
3.06.03.02	Financial expenses	(114,601)	(114,601)	(105,004)	(105,004)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity in the earnings of subsidiary and associated companies	4,302	4,302	2,282	2,282
3.06.06.01	Equity in earnings	5,503	5,503	3,443	3,443
3.06.06.02	Investments in other companies	(1,201)	(1,201)	(1,161)	(1,161)
3.07	Operating profit	130,211	130,211	151,710	151,710
3.08	Non-operating results	(3,848)	(3,848)	(880)	(880)
3.08.01	Income	1,361	1,361	976	976
3.08.02	Expenses	(5,209)	(5,209)	(1,856)	(1,856)
3.09	Profit before taxation	126,363	126,363	150,830	150,830
3.10	Provision for income tax and social contribution on net income	(54,877)	(54,877)	(51,997)	(51,997)
3.10.01	Income tax	(39,517)	(39,517)	(38,199)	(38,199)
3.10.02	Social contribution on net income	(15,360)	(15,360)	(13,798)	(13,798)
3.11	Deferred income tax	11,733	11,733	(4,573)	(4,573)
3.11.01	Income tax	8,519	8,519	(3,362)	(3,362)
3.11.02	Social contribution on net income	3,214	3,214	(1,211)	(1,211)
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contribution	0	0	0	0
3.13	Reversal of interest on equity	0	0	0	0
3.14	Minority interest	(4,812)	(4,812)	(4,549)	(4,549)
3.15	Net income for the period	78,407	78,407	89,711	89,711
	NUMBER OF SHARES, EXCEPT TREASURY (Units)	273,655,376,270	273,655,376,270	273,655,376,270	273,655,376,270
	PROFIT PER SHARE	0.00029	0.00029	0.00033	0.00033
	LOSS PER SHARE

08.01 – Comments on Consolidated Performance during the Quarter
(All amounts in thousands of reais unless otherwise indicated)

Distribution

Mains Connections to consumers: In March 2005, 3,203,167 consumers were served by COPEL (3,115,223 in March 2004), and 23,090 new mains connections were made in the first quarter of 2005 (19,726 in the first quarter of 2004).

Compact networks – COPEL has been installing compact networks in urban areas with a large number of trees near the distribution networks. This technology avoids tree cutting and pruning and improves the quality of supply because it reduces the number of disconnections. At the end of March 2005, the total compact networks installed was 1,375 km (1,345 km in March 2004).

Market details – COPEL’s generation of energy from January-March 2005 was 43,17 GWh (4,702 GWh in the first quarter of 2004), the energy purchased from Itaipu was 1,148 GWh (1,396 GWh in the first quarter of 2004), from CIEN was 864 GWh (852 GWh in the first quarter of 2004) and from CCEAR was 2,141 GWh, as shown in the chart below:

Direct distribution by class of consumption (GWh) – The consumption by class of consumer from January-March 2005 is show in the table below:

Class			In GWh

	03.31.2005	03.31.2004	Change
Residential	1,160	1,122	3.4%
Industrial	1,727	1,727	0.0%
Commercial	821	777	5.7%
Rural	363	349	4.1%
Other	432	422	2.2%
Subtotal	4,503	4,397	2.4%
Free (industrial) consumers outside the State of Paraná	112	315	-64.4%

	4,615	4,712	-2.1%

Industrial consumption by activity (GWh) – The electric energy consumption of the main industry activities was as follows:

Industry			In GWh

	03.31.2005	03.31.2004	Change
Food products and drinks	505	472	7.0%
Paper, cardboard and pulp	175	169	3.7%
Wood	212	209	1.4%
Chemical	135	159	-14.9%
Rubber and plastic	114	110	3.6%
Non-metallic minerals	109	108	0.9%
Automotive vehicles	103	114	-9.3%
Other	374	387	-3.4%

	1,727	1,727	0.0%

Number of consumers – The number of consumers billed in March 2005 was 3,203,167, a growth of 2.8% over the same month of the prior year.

Class			Consumers

	03.31.2005	03.31.2004	Change
Residential	2,517,373	2,445,571	2.9%
Industrial	49,721	49,355	0.7%
Commercial	267,366	258,194	3.6%
Rural	327,773	322,878	1.5%
Other	40,934	39,226	4.4%

	3,203,167	3,115,224	2.8%

Administration

Personnel – There were 6,798 employees at the end of the first quarter of 2005, distributed over the wholly-owned subsidiaries as follows: COPEL Geração, 816; COPEL Transmissão, 834; COPEL Distribuição, 4,875; COPEL Telecomunicações, 248; and COPEL Participações 25 employees. Compagas had 63 employees. (At the end of the first quarter of 2004, COPEL had 6,375 employees, as follows: COPEL Geração, 801; COPEL Transmissão, 796; COPEL Distribuição, 4,516; COPEL Telecomunicações, 237; and COPEL Participações 25 employees. Compagas had 49 employees).

Relations with the Market

In the first quarter of 2005, nominative common shares (ON) and class “B” nominative preferred shares (PNB) of Copel were present in 100% of the São Paulo Stock Exchange (BOVESPA) trading days. The Copel free float was 14.9% ON shares and 78.3% PNB shares, totaling 44.7% of the Company’s capital. The Copel market value totaled approximately R$ 3,159 million in the period. Of the 53 securities comprising the IBOVESPA index, the Copel PNB shares closed the period representing 1.6%, ranking in 20th position, with a Beta rate of 0.97.

In the New York Stock Exchange (NYSE), the PNB shares are negotiated as ADSs, also present in 100% of the trading days of that stock exchange.

In LATIBEX (the Latin-American Securities Market in Euros), linked to the Madrid Stock Exchange, the PNB shares are also traded using the XCOP symbol. They were present in 97% of the trading days of that stock exchange.

In Bovespa, the ON shares at the end of the period were quoted at R$ 10.69 per thousand shares, with a variation of 9.1%, and the PNB shares at R$ 12.51, with a variation of 7.8% . In the NYSE, ADSs ended the period quoted at US$ 4,68, with a variation of 4.7% . In LATIBEX, XCOPs ended the period quoted at € 3.73, with a variation of 16.2% .

Share performance		ON		PNB

	Total	Daily average	Total	Daily average
Bovespa
Trades	917	15	25,351	423
Number (thousand)	4,707,300	78,455	49,951,200	832,520
Volume (R$ thousand)	48,590	810	614,370	10,240
Presence	60	100%	60	100%
NYSE
Trades			ND	ND
Number (thousand)			21,912,100	359,215
Volume (US$ thousand)			102,852	1,686
Presence			61	100%
Latibex
Trades			ND
Number (thousand)			404,238	6,851
Volume (€ thousand)			1,412	23
Presence			59	97%

Finances

Tariffs – In March 2005, the average tariff was R$199.27/MWh, an increase of 17.5% compared to the average tariff of March in the prior year.

ANNEL Resolution 61 of March 21, 2005 establishes that the tariff for sale of the energy from COPEL to COCEL (initial agreements) will be increased by 9.1% on prior tariffs. Based on ANEEL Resolution 21 of January 31, 2005, the sales tariffs to CFLO and CLFSC also were increased by 9.1% on prior tariffs.

Tariffs			R$/MWh

	03.31.2005	03.31.2004	Change
CCEAR	57.51	-
CIEN	92.67	94.75	-2.2%
Itaipu (purchase) (*)	91.54	92.43	-1.0%

(*) Includes Furnas tariff

In March 2005, the class of direct distribution with highest share in sales revenues was residential (36.8%), with an average tariff of R$ 269.18/MWh. The average tariff of the industrial class was R$ 148.75/MWh, 28.3% of the total sales revenue (without considering free consumers outside the State of Paraná).

Tariffs			R$/MWh

	03.31.2005	03.31.2004	Change
Residential	269.18	242.86	10.8%
Industrial	148.75	122.30	21.6%
Commercial	228.69	198.73	15.1%
Rural	162.36	141.76	14.5%
Other	172.41	147.66	16.8%
Total supply	199.27	169.62	17.5%

Without ICMS
Does not include free consumers

16.01 – Other Information the Company Considers Important

Statement of Cash Flows
For the quarters ended March 31, 2005 and 2004
(In thousands of reais)

		Company		Consolidated

	2005	2004	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the quarter	78,407	89,711	78,407	89,711

Expenses (income) not affecting cash:
Provision for (reversal of) doubtful accounts	-	-	24,653	(2,896)
Depreciation and amortization	-	-	79,160	76,691
Monetary variations on long-term items, net	(642)	(987)	(24,879)	(2,095)
Equity in the earnings of subsidiary and associated companies	(81,452)	(96,337)	(5,503)	(3,443)
Deferred income tax and social contribution on net income	(373)	(3,751)	(7,911)	24,113
Provisions in long-term liabilities	-	-	20,408	29,415
Disposals of long-term receivables	-	-	21	1,527
Disposals of investments	-	-	-	3
Transfers of construction in progress, net	-	-	4,591	1,996
Amortization of goodwill on investments	-	-	1,202	1,202
	(82,467)	(101,075)	91,742	126,513

Changes in current assets
Consumers and resellers	-	-	(110,181)	(35,623)
Services provided to third parties, net	-	-	(1,768)	(214)
Services in progress	(83)	-	29	(229)
CRC transferred to Paraná State Government	-	-	7,130	17,152
Taxes and social contributions recoverable	(15,506)	-	(62,267)	8,562
Storeroom inventories	-	-	(2,046)	3,056
“Portion A” offsetting account	-	-	42,957	-
Other receivables	248	(1,382)	(37,389)	46,520
	(15,341)	(1,382)	(163,535)	39,224
Changes in current liabilities
Suppliers	(46)	(137)	167,610	110,910
Taxes and social contributions	(10,861)	9,952	(9,151)	(66,967)
Payroll and labor provisions	(31)	(100)	18,281	1,820
Post-employment benefits	(15)	-	(30,573)	(27,255)
Regulatory charges	-	-	11,116	20,988
Derivative transactions	-	-	12,353	-
Other accounts payable	-	(16)	2,996	2,293
	(10,953)	9,699	172,632	41,789
Increases in long-term receivables
Consumers and resellers	-	-	-	(600)
Taxes and social contributions recoverable	-	-	(350)	(879)
Judicial deposits	-	(5,902)	(4,506)	(10,950)
“Portion A” offsetting account	-	-	-	(50,444)
Loan agreements	-	-	(16,244)	(10,756)
PIS and COFINS regulatory assets	-	-	(19,381)	-
	-	(5,902)	(40,481)	(73,629)
Increases in long-term liabilities
Subsidiary and associated companies	77,445	145,317	-	-
Minority interest in Companhia Paranaense de Gás - Compagas	-	-	4,812	4,549
	77,445	145,317	4,812	4,549

Total cash provided by operating activities	47,091	136,368	143,577	228,157

Investing activities
Investments:
Copel Participações S.A.	(12,046)	-
Other	-	-	(5)	(91)
Dividends receivable	106,873	-	-	510
Additions to property, plant and equipment:
Generation	-	-	(3,776)	(2,661)
Transmission	-	-	(30,813)	(13,142)
Distribution	-	-	(53,063)	(31,738)
Telecommunications	-	-	(5,315)	(7,312)
Piped gas	-	-	(2,375)	(6,038)
Consumer contributions	-	-	9,355	5,925
Total cash provided by (used in) investing
activities	94,827	-	(85,992)	(54,547)

Financing activities
Loans and financing	13,661	(82,503)	(21,132)	(22,759)
Debentures	(49,893)	(51,617)	(49,893)	(151,617)
Dividends	151	(4,494)	(655)	(4,495)
Total cash used in financing activities	(36,081)	(138,614)	(71,680)	(178,871)

Increase (decrease) in cash and cash
equivalents	105,837	(2,246)	(14,095)	(5,261)

Opening balance	3,281	2,530	519,236	362,699
Closing balance	109,118	284	505,141	357,438

Increase (decrease) in cash and cash
equivalents	105,837	(2,246)	(14,095)	(5,261)

     Statement of Added Value
For the quarters ended March 31, 2005 and 2004
(In thousands of reais)

		Consolidated

	2005	2004

Revenues
Electric energy sales, services and other revenues	1,591,852	1,310,193
Cancelled sales and discounts	-	(31)
Provision for doubtful accounts	(24,653)	2,896
Non-operating income (expenses), net	(3,848)	(880)
Total	1,563,351	1,312,178

( - ) Inputs purchased from third parties
Electric energy purchased for resale	359,829	231,267
Charges for use of the transmission grid	111,837	56,102
Materials, inputs and third-party services	144,547	142,372
Emergency capacity charges	24,841	43,691
Other inputs	3,880	9,840
Total	644,934	483,272

( = ) Gross added value	918,417	828,906

( - ) Depreciation and amortization	79,160	76,691

( = ) Net added value	839,257	752,215

( + ) Transferred added value
Financial income	94,777	80,974
Equity in earnings	4,302	2,282
Total	99,079	83,256

Undistributed added value	938,336	835,471

Note: Statement in conformity with Brazilian Accounting Standard (NBC) T 3.7, approved by the Federal Accounting Council (CFC) Resolution 1010, published in the Official Federal Gazette on January 25, 2005.

Statement of Added Value
For the quarters ended March 31, 2005 and 2004
(In thousands of reais)

				(continued)

			Consolidated

	2005	%	2004	%
Distribution of added value:

Personnel
Wages and salaries	100,843		71,392
Social charges - FGTS	8,870		6,374
Food and education allowance	8,455		7,030
Labor and severance indemnities	272		144
Transfer to construction in progress	(9,132)		(7,156)
Pension fund and health care plan	24,218		34,164
Total	133,526	14.2	111,948	13.4

Government
Social charges - INSS	27,216		19,140
ICMS	319,509		275,519
PIS	13,944		13,099
COFINS	64,600		54,979
Regulatory charges	115,088		80,789
Income tax and social contribution on net income	43,144		56,570
Taxes on financial income	-		3,509
Other	26,933		25,231
Total	610,434	65.1	528,836	63.3

Financing agents
Interest and monetary variations	107,299		96,688
Rents	3,858		3,739
Total	111,157	11.8	100,427	12.0

Stockholders
Retained earnings	78,407		89,711
Minority interest	4,812		4,549
Total	83,219	8.9	94,260	11.3

	938,336	100.0	835,471	100.0

Added value (average) per employee	139	132
Stockholders’ equity contribution rate - %	18.0	16.9
Wealth generation rate - %	9.3	8.9
Wealth retention rate - %	8.9	11.3

17.01 - Report on Limited Reviews – Without exceptions

Report of Independent Accountants on
Limited Reviews of Quarterly Information

To the Board of Directors and Stockholders
Cia Paranaense de Energia - COPEL

1	We have carried out limited reviews of the Quarterly Information (ITR) of Companhia Paranaense de Energia - COPEL (parent company and consolidated) for the quarters ended March 31, 2005 and 2004. This information is the responsibility of the Company’s management.

2	Our reviews were carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company’s financial position and operations.

3	Based on our limited reviews, we are not aware of any material modifications that should be made to the quarterly information referred to above in order that such information be stated in accordance with the accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Securities Commission (CVM) regulations.

4	As mentioned in Note 38 to the Quarterly Information, the Company is challenging the calculations made by the Wholesale Energy Market (MAE), which take into consideration the decisions of the National Agency of Electric Energy (ANEEL) contained in ANEEL Decision 288/02 and ANEEL Resolution 395/02, because the Company believes that these regulations introduced changes in market regulations prevailing at the time when the transactions occurred. The amount involved is approximately R$ 560,000 thousand, which was not recorded by the Company, based on the opinion of its internal and external legal counsel who, respectively, believe that the chances of a favorable outcome for the Company are probable and possible.

5	The Quarterly Information (ITR) also includes accounting information for the quarter ended December 31, 2004. We audited such information at the time it was prepared, in connection with the audit of the financial statements as of and for the year then ended, on which we issued an unqualified opinion dated March 24, 2005, with an emphasis paragraph on the issue described in paragraph 4 above.

Curitiba, May 16, 2005

PricewaterhouseCoopers	Valdir Renato Coscodai
Auditores Independentes	Contador
CRC 2SP000160/O-5 "F" PR	CRC 1SP165875/O-5 "S" PR

CONTENTS

GROUP	EXHIBIT	DESCRIPTION	PAGE
01	01	Identification	1
01	02	Head Office	1
01	03	Investor relations officer (Company mail address)	1
01	04	General information/Independent accountants	1
01	05	Capital Composition	2
01	06	Characteristics of the Company	2
01	07	Companies excluded from the consolidated financial statements	2
01	08	Distributions approved and/or paid during and after the quarter	2
01	09	Subscribed capital and alterations in the current year	3
01	10	Investor relations officer	3
02	01	Balance Sheet – assets	4
02	02	Balance Sheet – liabilities and stockholders' equity	5
03	01	Statement of Income	6
04	01	Notes to the Quarterly Information	8
05	01	Comments on Company Performance During the Quarter	56
06	01	Consolidated Balance Sheet – assets	57
06	02	Consolidated Balance Sheet – liabilities and stockholders’ equity	58
07	01	Consolidated Statement of Income	60
08	01	Comments on Consolidated Performance during the Quarter	63
16	01	Other Information the Company Considers Important	68
17	01	Report on Limited Reviews – Without exceptions	72

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 3, 2005

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO and Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.